AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 23, 2003.
                                                  REGISTRATION NO. 333-97231
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                         POST-EFFECTIVE AMENDMENT NO. 5
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------

                             WASTE CONNECTIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                                           94-3283464
 (STATE OR OTHER JURISDICTION OF                             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NUMBER)

                         35 IRON POINT CIRCLE, SUITE 200
                            FOLSOM, CALIFORNIA 95630
                                 (916) 608-8200
          (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ----------------

                             RONALD J. MITTELSTAEDT
                 PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                             WASTE CONNECTIONS, INC.
                         35 IRON POINT CIRCLE, SUITE 200
                            FOLSOM, CALIFORNIA 95630
                                 (916) 608-8200
       (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)

                        COPIES OF ALL COMMUNICATIONS TO:
                             CAROLYN S. REISER, ESQ.
                         SHARTSIS, FRIESE & GINSBURG LLP
                         ONE MARITIME PLAZA, 18TH FLOOR
                         SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 421-6500
                                ----------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only Securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.
[ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                ----------------

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                         PROPOSED MAXIMUM      PROPOSED MAXIMUM        AMOUNT OF
               TITLE OF EACH CLASS OF              AMOUNT TO BE           OFFERING PRICE      AGGREGATE OFFERING     REGISTRATION
            SECURITIES TO BE REGISTERED             REGISTERED               PER UNIT               PRICE                FEE
------------------------------------------------------------------------------------------------------------------------------------
Floating Rate Convertible Subordinated Notes
 Due 2022.....................................     $175,000,000               100%(1)          $175,000,000         $16,100(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value.................   3,616,445 shares(3)            (4)                 (4)                 (4)
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(i) of the Securities Act of 1933.

(2)  Previously paid.

(3) This number represents the number of shares of common stock that are initially issuable upon the conversion of Floating Rate Convertible Subordinated Notes due 2022 registered hereby. For purposes of estimating the number of shares of common stock to be included in the Registration Statement upon the conversion of the notes, we calculated the number of shares issuable upon conversion of the notes based on a conversion rate of approximately 20.6654 shares per $1,000 principal amount of the notes. In addition to the shares set forth in the table, pursuant to Rule 416 under the Securities Act of 1933, as amended, the amount to be registered includes an indeterminate number of shares of common stock issuable upon conversion of the notes, as this amount may be adjusted as a result of stock splits, stock dividends and antidilution provisions.

(4) No additional consideration will be received for the common stock, and, therefore, no registration fee is required pursuant to Rule 457(i).

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                 Subject to completion, dated December 23, 2003

                          [WASTE CONNECTIONS INC. LOGO]

                                  $175,000,000
  Floating Rate Convertible Subordinated Notes Due 2022 and 3,616,445 Shares of
               Common Stock Issuable Upon Conversion of the Notes

     Selling holders will use this prospectus to sell the notes and the shares of common stock into which the notes are convertible at any time at market prices prevailing at the time of the sale or at privately negotiated prices. The selling holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

     The notes are convertible, at the option of the holder into shares of common stock of Waste Connections, Inc., only in the following circumstances:

     o the sale price of our common stock is more than 110% of the conversion price measured over a specified number of trading days;

     o    if we have called the notes for redemption;

     o during any period in which the credit rating assigned to the notes by Moody's Investors Service, Inc. and Standard & Poor's Rating Group are reduced below B3 or B-, respectively, or if neither rating agency is rating the notes;

     o during the five business day period after any nine consecutive trading day period in which the trading price of the notes (per $1,000 principal amount) for each day of such period was less than 95% of the product of the closing sale price of our common stock multiplied by the number of shares issuable upon conversion of $1,000 principal amount of the notes; or

     o    if any of certain specified corporate transactions occur.

     The notes are convertible at a conversion rate of approximately 20.6654 shares per $1,000 principal amount of notes. The conversion price is $48.39 per share. The notes bear interest at a per annum rate equal to the 3-month LIBOR, adjusted quarterly, plus a spread of 0.50%; provided that the interest rate borne by the notes will never be less than zero. Interest on the notes is generally payable on May 1, August 1, November 1 and February 1 of each year.

     We may redeem some or all of the notes at any time on or after May 7, 2006, at redemption prices set forth in this prospectus, plus accrued and unpaid interest. Holders may require us to repurchase the notes on May 1, 2009, May 1, 2012 and May 1, 2017, and upon a change in control, as defined in the indenture governing the notes, at 100% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase.

     The notes are our general unsecured obligations. The indenture governing the notes does not restrict the incurrence by us of senior indebtedness or other indebtedness. As of September 30, 2003, we had $296.8 million of indebtedness that constituted senior indebtedness to which the notes are subordinated in right of payment, and $150 million of convertible subordinated indebtedness that ranked pari passu with the notes.

     We do not intend to list the notes for trading on any national securities exchange or The Nasdaq National Market. Our common stock is listed on The New York Stock Exchange under the symbol "WCN." On December 19, 2003, the closing sale price of our common stock, as reported on The New York Stock Exchange, was $36.90.

     INVESTING IN THE NOTES AND OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

     THE SECURITIES OFFERED OR SOLD UNDER THIS PROSPECTUS HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The date of this prospectus is                                 .

                              [INSIDE FRONT COVER]














































     This prospectus contains registered service marks, trademarks and trade names of Waste Connections, including the Waste Connections, Inc. name and logo.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     We make "forward-looking statements" throughout this prospectus. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Waste Connections' business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may materially differ from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following:

     o competition or unfavorable economic or industry conditions could lead to a decrease in demand for our services and/or to a decline in prices we realize for our services;

     o we depend in part on acquisitions for growth; we may be required to pay higher prices for acquisitions, and we may experience difficulty in integrating and deriving synergies from acquisitions, or finding acquisition targets suitable to our growth strategy;

     o we may not always have access to the additional capital that we require to execute our growth strategy or our cost of capital may increase;

     o governmental regulations may require increased capital expenditures or otherwise affect our business;

     o    businesses that we acquire could have undiscovered liabilities;

     o large, long-term collection contracts on which we depend may not be replaced when they expire or are terminated;

     o we are highly dependent on the services of our senior management, who would be difficult or impossible to replace;

     o we have a substantial amount of goodwill; if indicators of impairment arise, it may require a write-down of our goodwill, which could materially impair our net worth; and

     o if our financial condition deteriorates, we may be unable to repurchase the notes if a change in control occurs.

     These risks and uncertainties, as well as others, are discussed in greater detail in Waste Connections' filings with the SEC, including our most recent annual report on Form 10-K and quarterly report on Form 10-Q. You should read carefully the section of this prospectus under the heading "Risk Factors" beginning on Page 9. We make no commitment to revise or update any forward-looking statements in this prospectus to reflect events or circumstances after the date of this prospectus.

                                    SUMMARY

     THIS SUMMARY HIGHLIGHTS SOME INFORMATION FROM THIS PROSPECTUS. THIS DOCUMENT MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THIS OFFERING FULLY, YOU SHOULD READ THIS PROSPECTUS CAREFULLY, INCLUDING THE RISK FACTORS AND THE FINANCIAL STATEMENTS INCORPORATED BY REFERENCE HEREIN. YOU SHOULD ALSO READ AND CONSIDER THE INFORMATION IN THE DOCUMENTS WE HAVE REFERRED YOU TO IN "WHERE YOU CAN FIND MORE INFORMATION." UNLESS OTHERWISE SPECIFIED, ALL REFERENCES TO "WASTE CONNECTIONS" MEAN WASTE CONNECTIONS, INC. AND OUR SUBSIDIARIES, AND ALL REFERENCES TO "SOLID WASTE' MEAN NON-HAZARDOUS SOLID WASTE.

                                  OUR BUSINESS

     Waste Connections, Inc. is an integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in mostly secondary markets in the Western and Southeastern U.S. As of September 30, 2003, we served more than a million commercial, industrial and residential customers from operations in Alabama, California, Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, New Mexico, Minnesota, Mississippi, Montana, Nebraska, Ohio, Oklahoma, Oregon, South Dakota, Tennessee, Texas, Utah, Washington, and Wyoming. As of that date, we owned 98 collection operations and operated or owned 36 transfer stations, operated or owned 34 Subtitle D landfills, owned one construction and demolition landfill and operated or owned 20 recycling facilities. We also owned one Subtitle D landfill site that is permitted for operation, but not constructed as of September 30, 2003.

     We generally intend to pursue an acquisition-based growth strategy and as of September 30, 2003, had acquired 164 businesses since our inception in September 1997. We anticipate that a substantial part of our future growth will come from acquiring additional solid waste collection, transfer and disposal businesses and, therefore, we expect additional acquisitions could continue to affect period-to-period comparisons of our operating results.

     We have targeted secondary markets primarily in the Western and Southeastern U.S. because we believe that:

     o there is less competition in these markets from larger, better-capitalized solid waste services companies;

     o these markets have strong projected economic and population growth rates;

     o a large number of independent solid waste services companies suitable for acquisition by us are located in these markets; and

     o there is greater opportunity to enter into exclusive arrangements in these markets.

     In addition, our senior management team has extensive experience in acquiring, integrating and operating solid waste services businesses.

     We have developed a two-pronged strategy tailored to the competitive and regulatory factors that affect our markets. In the markets where waste collection services are performed under exclusive arrangements, we generally focus on controlling the solid waste stream by providing collection services under such arrangements. In markets where we believe that competitive and regulatory factors make owning landfills advantageous, we generally focus on providing integrated services, from collection through disposal of solid waste in landfills that we own or operate.


                                ----------------


     Waste Connections' executive offices are located at 35 Iron Point Circle, Suite 200, Folsom, California 95630. Our telephone number is (916) 608-8200. Our website is www.wasteconnections.com. The information provided on our website is not incorporated into this prospectus.

                             SUMMARY FINANCIAL DATA

     The following historical consolidated statement of operations data for the years ended December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements included in our 2002 Annual Report on Form 10-K filed with the SEC. The statement of operations data for the nine months ended September 30, 2002 and 2003 and consolidated balance sheet data as of September 30, 2003 are derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q filed November 3, 2003, with the SEC.

                                                                                                            NINE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                                                       --------------------------------------------   -----------------------------
                                                           2000            2001            2002            2002            2003
                                                       ------------    ------------    ------------    ------------    ------------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
    STATEMENT OF OPERATIONS DATA(1):
    Revenues .......................................   $    304,355    $    377,533    $    498,661    $    367,320    $    413,515
    Operating expenses:
      Cost of operations ...........................        174,510         210,590         281,331         206,956         231,655
      Selling, general and administrative ..........         25,579          32,007          47,366          34,468          39,762
      Depreciation and amortization ................         27,195          36,138          38,977          28,596          34,155
      Loss on disposal of operations(2) ............            833           4,879            --              --              --
      Acquisition-related expenses(3) ..............            150            --              --              --              --
                                                       ------------    ------------    ------------    ------------    ------------
    Income from operations .........................         76,088          93,919         130,987          97,300         107,943
    Interest expense ...............................        (28,705)        (30,045)        (32,228)        (22,999)        (23,838)
    Other income (expense), net(4) .................            116          (6,196)           (813)           (743)           (155)
                                                       ------------    ------------    ------------    ------------    ------------
    Income before income tax provision and
      minority interests ...........................         47,499          57,678          97,946          73,558          83,950
    Minority interests .............................           --            (7,338)         (9,367)         (6,821)         (7,807)
                                                       ------------    ------------    ------------    ------------    ------------
    Income before income tax provision .............         47,499          50,340          88,579          66,737          76,143
    Income tax provision ...........................        (19,310)        (19,812)        (33,113)        (25,031)        (28,119)
                                                       ------------    ------------    ------------    ------------    ------------
    Income before cumulative effect of change in
      accounting principle .........................         28,189          30,528          55,466          41,706          48,024
    Cumulative effect of change in accounting
      principle, net of tax expense of $166 ........           --              --              --              --               282
                                                       ------------    ------------    ------------    ------------    ------------
    Net income .....................................   $     28,189    $     30,528    $     55,466    $     41,706    $     48,306
                                                       ============    ============    ============    ============    ============
    Diluted net income per share ...................   $       1.17    $       1.10    $       1.90    $       1.43    $       1.61
                                                       ============    ============    ============    ============    ============
    Shares used in calculating diluted net income
      per share ....................................     23,994,994      27,675,639      32,325,624      32,224,692      32,804,077
                                                       ============    ============    ============    ============    ============
    OTHER DATA:
    Pro forma net income reflecting adoption of
      SFAS Nos. 141, 142 and 143(5) ................   $     33,065    $     37,575    $     55,784    $     41,929    $     48,306
    Pro forma diluted net income per share
      reflecting adoption of SFAS Nos. 141, 142
      and 143(5) ...................................           1.38            1.36            1.91            1.44            1.61
    Net cash provided by operating activities ......         53,776          87,198         127,916         101,882         114,643
    Net cash used in investing activities ..........       (192,974)        (90,840)       (222,891)       (147,812)       (128,383)
    Net cash provided by financing activities ......        139,266           8,460          91,763          44,289          16,700

                                                                                                                       SEPTEMBER 30,
                                                                                                                           2003
BALANCE SHEET DATA(1):
Cash and equivalents...............................................................................................    $      7,027
Working capital (deficit)..........................................................................................         (23,613)
Property and equipment, net........................................................................................         602,056
Total assets.......................................................................................................       1,375,605
Long-term debt, net of current portion.............................................................................         613,632
Total stockholders' equity.........................................................................................         511,541

     The ratio of earnings to fixed charges for Waste Connections are set forth below for the periods indicated.

                                                                                                                          NINE
                                                                                                                         MONTHS
                                                                              YEAR ENDED DECEMBER 31,                     ENDED
                                                           ---------------------------------------------------------- SEPTEMBER 30,
                                                              1998         1999        2000        2001        2002        2003
                                                           ----------   ---------   ---------   ---------   ---------   ---------
Ratio of earnings to fixed charges (6)(7)...............       2.4         2.7         2.6         2.6         3.6         4.0
----------

(1) Waste Connections' historical financial statements have been retroactively restated to reflect the acquisitions that were accounted for using the pooling-of-interests method.

(2) During 2001, we sold some of our Utah operations that were deemed to no longer be of strategic importance. We recognized a pre-tax loss of $4,879 from this sale. During 2000, we sold our Idaho operations and recognized a pre-tax loss of $833 from this sale.

(3) Acquisition-related expenses consist of direct merger-related expenses for acquisitions accounted for using the pooling-of-interests method.

(4) Other expense in 2001 includes $6,337 of expenses resulting from cash payments made to terminate an interest rate swap prior to its original maturity date.

(5) In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", (collectively, the "Statements") effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer being amortized but are subject to annual impairment tests in accordance with the Statements. Other intangible assets, including those meeting new recognition criteria under the Statements, continue to be amortized over their estimated useful lives. Net income and diluted net income per share for the years ended December 31, 2000 and 2001 have been adjusted to reflect the retroactive application of the nonamortization provisions of SFAS No. 142.

     On January 1, 2003, we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which provides standards for accounting for obligations associated with the retirement of long-lived assets. The adoption of SFAS No. 143 impacted the calculation and accounting for landfill retirement obligations, which we have historically referred to as closure and post-closure obligations. Adopting SFAS No. 143 required a cumulative adjustment as of January 1, 2003 to reflect the change in accounting for landfill obligations retroactively to the date of the inception of the landfills. Net income and diluted net income per share for the years ended December 31, 2000, 2001 and 2002, and the nine month period ended September 30, 2002, have been adjusted to reflect the retroactive application of SFAS No. 143.

(6) For purposes of calculating the ratios, fixed charges consist of interest on debt, amortization of discount on debt and the interest portion of rental expense on operating leases.

     The ratio of earnings to fixed charges is calculated as follows:

            (income before extraordinary charges and income taxes) +
                    (fixed charges)-- (capitalized interest)
--------------------------------------------------------------------------------
                                 (fixed charges)

(7) The difference between the historical and pro forma ratios (which give effect to the note offering, which occurred on April 30, 2002, as if it had occurred on January 1, 2002) for the year ended December 31, 2002 was less than 10%.

                                  RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS.

     ANY OR ALL OF THE FOLLOWING RISKS COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE OR OUR ABILITY TO SERVICE OUR DEBT MAY BECOME IMPAIRED, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

     THIS PROSPECTUS ALSO CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISKS DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS AND OTHER FACTORS THAT WE CANNOT NOW FORESEE.

                          RISKS RELATED TO OUR BUSINESS

DIFFICULTIES IN MAKING ACQUISITIONS, ACQUIRING EXCLUSIVE CONTRACTS AND GENERATING INTERNAL GROWTH MAY CAUSE OUR GROWTH TO BE SLOWER THAN EXPECTED.

     Our growth strategy includes expanding through acquisitions, acquiring additional exclusive arrangements and generating internal growth. Since inception, most of our growth has been through acquisitions. From inception through September 30, 2003, we acquired 164 solid waste services related businesses. Although we have identified numerous acquisition candidates that we believe are suitable, we may not be able to acquire them at prices or on terms and conditions favorable to us. Our ability to grow also depends on several other factors, including:

     o    the availability of capital to support our growth;

     o    our ability to compete with existing and emerging companies;

     o our ability to maintain profit margins in the face of competitive pressures;

     o our ability to continue to recruit, train and retain qualified employees; and

     o    continued strong demand for our services.

     Difficulties in any of these areas could hinder our growth.

OUR GROWTH AND FUTURE FINANCIAL PERFORMANCE DEPEND SIGNIFICANTLY ON OUR ABILITY TO INTEGRATE ACQUIRED BUSINESSES INTO OUR ORGANIZATION AND OPERATIONS.

     Part of our strategy is to achieve economies of scale and operating efficiencies by growing through acquisitions. We may not achieve these goals unless we effectively combine the operations of acquired businesses with our existing operations. Our senior management team may not be able to integrate our completed and future acquisitions. Any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins.

OUR ACQUISITIONS MAY NOT BE SUCCESSFUL, RESULTING IN CHANGES IN STRATEGY, OPERATING LOSSES OR A LOSS ON SALE OF THE BUSINESS ACQUIRED.

     Even if we are able to make acquisitions on advantageous terms and are able successfully to integrate them into our operations and organization, some may not successfully fulfill our strategy in a given market due to factors that we cannot control, such as market position or customer base. As a result, operating margins could be less than we originally anticipated when we made the acquisition. We then may change our strategy with respect to the market or businesses acquired in the market and decide to sell the operation at a loss or recognize an impairment of goodwill and/or intangible assets if we decide to keep it.

WE COMPETE FOR ACQUISITION CANDIDATES WITH OTHER PURCHASERS, SOME OF WHICH HAVE GREATER FINANCIAL RESOURCES THAN WASTE CONNECTIONS. THESE COMPETITORS MAY BE ABLE TO OFFER MORE FAVORABLE ACQUISITION TERMS, THUS LIMITING OUR ABILITY TO GROW THROUGH ACQUISITION.

     Other companies have adopted or will probably adopt our strategy of acquiring and consolidating regional and local businesses. We expect that increased consolidation in the solid waste services industry will increase competitive pressures. Increased competition for acquisition candidates may make fewer acquisition opportunities available to us, and may cause us to make acquisitions on less attractive terms, such as higher purchase prices. Acquisition costs may increase to levels beyond our financial capability or to levels that would adversely affect our operating results and financial condition.

TIMING OF ACQUISITIONS MAY CAUSE FLUCTUATIONS IN OUR QUARTERLY RESULTS, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE.

     We are not always able to control the timing of our acquisitions. Obtaining third-party consents and regulatory approvals, completing due diligence on the acquired businesses, and finalizing transaction terms and documents are not entirely within our control and may take longer than we anticipate, causing certain transactions to be delayed. Our inability to complete acquisitions in the time frames that we expect may cause our operating results to be less favorable than expected, which could cause our stock price to decline.

RAPID GROWTH MAY STRAIN OUR MANAGEMENT, OPERATIONAL, FINANCIAL AND OTHER RESOURCES.

     To maintain and manage our growth, we will need to expand our management information systems capabilities and our operational and financial systems and controls. We will also need to attract, train, motivate, retain and manage additional senior managers, technical professionals and other employees. Failure to do any of these things would restrict our ability to maintain and improve our profitability while continuing to grow.

WE MAY BE UNABLE TO COMPETE EFFECTIVELY WITH GOVERNMENTAL SERVICE PROVIDERS AND LARGER AND BETTER CAPITALIZED COMPANIES, WHICH MAY RESULT IN REDUCED REVENUES AND LOWER PROFITS.

     Our industry is highly competitive, fragmented and requires substantial labor and capital resources. Some of the markets in which we compete or will likely compete are served by one or more large, national solid waste companies, as well as by numerous regional and local solid waste companies of varying sizes and resources, some of which have accumulated substantial goodwill in their markets.

     We also compete with counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. These operators may have financial advantages over Waste Connections because of their access to user fees and similar charges, tax revenues and tax-exempt financing. Some of our competitors may also be better capitalized, have greater name recognition or be able to provide services at a lower cost than Waste Connections.

WE MAY LOSE CONTRACTS THROUGH COMPETITIVE BIDDING, EARLY TERMINATION OR GOVERNMENTAL ACTION, WHICH WOULD CAUSE OUR REVENUES TO DECLINE.

     We derive a substantial portion of our revenue from services provided under exclusive municipal contracts, franchise agreements and governmental certificates. Many of these will be subject to competitive bidding at some time in the future. For example, we have approximately 31 municipal contracts, representing annual revenues of approximately $2.4 million, that could expire in the next 12 months and have no renewal provisions. We also intend to bid on additional municipal contracts and franchise agreements. We may not be the successful bidder. In addition, some of our customers may terminate their contracts with us before the end of the contract term. Municipalities may annex unincorporated areas within counties where we provide collection services; as a result, our customers in annexed areas may be required to obtain service from competitors that have been franchised by the annexing municipalities to provide those services. Municipalities in which services are currently provided on a competitive basis may elect to franchise collection services. Unless we are awarded franchises by these municipalities, we will lose customers. Municipalities may decide to provide services to their residents themselves on an optional or mandatory basis, causing us to lose customers. Municipalities in Washington may by law annex unincorporated territory, which would likely remove such territory from the area covered by governmental certificates issued to us by the Washington Utility and Transportation Commission. Annexation would reduce the areas covered by our governmental certificates and subject more of our Washington operations to competitive bidding in the future. Moreover, legislative action could amend or repeal the laws governing WUTC regulation, which could harm our competitive position by subjecting more areas to competitive bidding. If we were not able to replace revenues from contracts lost through competitive bidding or early termination or from the renegotiation of existing contracts with other revenues within a reasonable time period, our revenues could decline.

WE MAY NOT HAVE ENOUGH CAPITAL OR BE ABLE TO RAISE ENOUGH ADDITIONAL CAPITAL ON SATISFACTORY TERMS TO MEET OUR CAPITAL REQUIREMENTS, WHICH WOULD LIMIT OUR GROWTH THROUGH ACQUISITIONS.

     Continued growth will require additional capital. We expect to finance future acquisitions through cash from operations, borrowings under our credit facility, issuing additional equity or debt securities and/or seller financing. We will also need to make substantial capital expenditures to develop or acquire new landfills, transfer stations and other facilities and to maintain such properties. Using cash for acquisitions and capital expenditures limits our financial flexibility and makes us more likely to seek additional capital through future debt or equity financings. If available cash from operations and borrowings under the credit facility are not sufficient to fund acquisitions and capital expenditures, we will need additional equity and/or debt financing. If we incur more debt, our interest expense would increase and we may have to agree to financial covenants that limit our operational and financial flexibility. We have pledged substantially all of our assets as collateral for our credit facility, which could restrict our ability to obtain additional debt on attractive terms. If we issue more equity, we may dilute the ownership interests of our then-existing stockholders. If we are unable to obtain additional equity and/or debt financing on attractive terms, our rate of growth through acquisitions may decline.

WE DEPEND SIGNIFICANTLY ON THE SERVICES OF THE MEMBERS OF OUR SENIOR MANAGEMENT TEAM, AND THE DEPARTURE OF ANY OF THOSE PERSONS COULD CAUSE OUR OPERATING RESULTS TO SUFFER.

     Our success depends significantly on the continued individual and collective contributions of our senior and district management team. Key members of our management have entered into employment agreements, but we may not be able to enforce these agreements. The loss of the services of any member of our senior or district management or the inability to hire and retain experienced management personnel could harm our operating results.

OUR DECENTRALIZED DECISION MAKING STRUCTURE COULD ALLOW LOCAL MANAGERS TO MAKE DECISIONS THAT ADVERSELY AFFECT OUR OPERATING RESULTS.

     We manage our operations on a decentralized basis. Local managers have the authority to make many decisions concerning their operations without obtaining prior approval from executive officers, subject to compliance with general company-wide policies. Poor decisions by local managers could result in loss of customers or increases in costs, in each case reducing operating results.

EFFORTS BY LABOR UNIONS TO ORGANIZE OUR EMPLOYEES COULD DIVERT MANAGEMENT ATTENTION AND INCREASE OUR OPERATING EXPENSES.

     Labor unions often attempt to organize our employees, and these efforts will likely continue in the future. Certain groups of our employees are represented by unions, and we have negotiated collective bargaining agreements with some of these groups. Additional groups of employees may seek union representation in the future, and the negotiation of collective bargaining agreements with these groups could divert management attention and result in increased operating expenses and lower net income. If we are unable to negotiate acceptable collective bargaining agreements, we might have to wait through "cooling off" periods, which are often followed by union-initiated work stoppages, including strikes. Depending on the type and duration of any labor disruptions, our operating expenses could increase significantly, which could adversely affect our financial condition, results of operations and cash flows.

THE GEOGRAPHIC CONCENTRATION OF OUR BUSINESS MAKES OUR RESULTS VULNERABLE TO FACTORS AFFECTING THE REGIONS IN WHICH WE OPERATE, AND SEASONAL FLUCTUATIONS MAY CAUSE OUR BUSINESS AND FINANCIAL RESULTS TO VARY AMONG QUARTERS, WHICH COULD CREATE VOLATILITY IN OUR STOCK PRICE.

     Our business and financial results would be harmed by downturns in the general economy of the regions in which we operate and other factors affecting the regions, such as state regulations affecting the solid waste services industry and severe weather conditions. Based on historic trends experienced by the businesses we have acquired, we expect our operating results to vary seasonally, with revenues typically lowest in the first quarter, higher in the second and third quarters, and lower in the fourth quarter than in the second and third quarters. We expect the fluctuation in our revenues between our highest and lowest seasonally performing quarters to be approximately 10%. This seasonality reflects the lower volume of solid waste generated during the late fall, winter and early spring months because of decreased construction and demolition activities during the winter months in the U.S. In addition, some of our operating costs should be generally higher in the winter months. Adverse winter weather conditions slow waste collection activities, resulting in higher labor and operational costs. Greater precipitation in the winter increases the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis. Because of these factors, we expect operating income to be generally lower in the winter months, and our stock price may be negatively affected by these variations.

UNUSUALLY ADVERSE WEATHER CONDITIONS MAY INTERFERE WITH OUR OPERATIONS, HARMING OUR OPERATING RESULTS.

     Our collection and landfill operations could be adversely affected, beyond the normal seasonal variations described above, by unusually long periods of inclement weather, which could interfere with collection and landfill operations, reduce the volume of waste generated by our customers and delay the development of landfill capacity. Periods of particularly harsh weather may force us to temporarily suspend certain of our operations.

INCREASES IN THE COSTS OF LABOR, DISPOSAL, FUEL OR ENERGY COULD REDUCE OPERATING MARGINS.

     Our continued success will depend on our ability to attract and retain qualified personnel. We compete with other businesses in our markets for qualified employees. From time to time, the labor supply is tight in some of our markets. A shortage of qualified employees would require us to enhance our wage and benefits packages to compete more effectively for employees or to hire more expensive temporary employees. Labor is our largest cost, and even relatively small increases in labor costs per employee could materially affect our cost structure. If we fail to attract and retain qualified employees, to control our labor costs, or to recover any increased labor costs through increased prices we charge for our services or otherwise offset such increases with cost savings in other areas, our operating margins could suffer. If we incur increases in our disposal costs in areas where we do not dispose of solid waste at a landfill that we own or operate or if we incur increases in costs of operating landfills that we do own or operate and if, in either case, we are unable to pass these costs on to our customers, our operating results would suffer. Although fuel and energy costs account for a relatively small portion of our total operating expenses, the price of fuel and energy is volatile, and shortages sometimes occur. To partially reduce our exposure to fluctuations in the price of fuel, we have entered into an unconditional obligation to purchase diesel fuel for approximately 75 of our operating districts at a fixed price under a 30 month agreement expiring on June 30, 2005. Significant increases in the cost of fuel or energy, or shortages of fuel or energy, could interrupt or curtail our operations and lower our operating margins.

DECREASED AVAILABILITY OF SURETY BONDS COULD REQUIRE US TO OBTAIN OTHER MEANS OF FINANCIAL ASSURANCE, WHICH COULD RESULT IN ADDITIONAL CAPITAL OUTLAYS AND INCREASED EXPENSE AND CAUSE A REDUCTION IN OUR OPERATING MARGINS.

     We use financial surety bonds for a variety of corporate guarantees. The two largest uses of financial surety bonds are for municipal contract performance guarantees and landfill closure and post-closure financial assurance required under certain environmental regulations. Environmental regulations require demonstrated financial assurance to meet closure and post-closure requirements for landfills. In addition to surety bonds, these requirements may also be met through alternative financial assurance instruments, including insurance, letters of credit and restricted cash deposits.

     If our current bond underwriters are unwilling to issue additional bonds, renew existing bonds upon expiration, or increase their total bond commitment, or if we are unable to obtain surety bonds through new underwriters as such needs arise, we would need to arrange other means of financial assurance, such as a cash trust or a letter of credit, to secure contract performance or meet closure and post-closure requirements. Such alternate financial assurance may not be readily available, and may result in additional expense or capital outlays.

INCREASES IN INSURANCE COSTS AND IN THE AMOUNT THAT WE SELF-INSURE FOR VARIOUS RISKS COULD REDUCE OUR OPERATING MARGINS.

     Conditions in the market for various lines of insurance have changed since September 11, 2001, with many lines of insurance being subject to reduced availability and substantial premium increases. Beginning August 1, 2002, we significantly changed our insurance programs for automobile liability, property, general liability, workers' compensation and employer's liability. Prior to this date, each of these areas was third-party insured with a per incident deductible of up to $5,000. Under our new insurance program, effective August 1, 2002, we increased our per incident deductible to $2 million for automobile liability claims, and $1 million for general liability claims, workers' compensation claims, and employer's liability claims. When these programs renewed on August 1, 2003 the deductible on workers' compensation claims was increased to $1.5 million. Our automobile liability policy will pay up to $3 million in the aggregate per incident, after we pay the $2 million deductible. Additionally, we have an umbrella policy with a third party insurance company for automobile liability, general liability and employer's liability that will pay, during a 12 month period, up to an aggregate of $25 million of claims in excess of the $5 million limit for automobile claims and in excess of the $1 million limit for general and employer's liability claims. Since workers' compensation is a statutory coverage limited only by the various state jurisdictions, the umbrella coverage is not applicable. Also, the umbrella policy does not cover property claims as the insurance limits for these claims are in accordance with the replacement values of the insured property. The increased amounts that we self-insure could cause significant volatility in our operating margins and reported earnings based on the occurrence and claim costs of incidents, accidents and injuries. Significant increases in premiums on insurance that we retain could reduce our margins. In addition, to the extent that the amount we pay in claims exceeds the amount of any savings in premiums that we achieve by increasing the amount that we self-insure, our operating margins will be reduced.

EACH BUSINESS THAT WE ACQUIRE OR HAVE ACQUIRED MAY HAVE LIABILITIES THAT WE FAIL OR ARE UNABLE TO DISCOVER, INCLUDING LIABILITIES THAT ARISE FROM PRIOR OWNERS' FAILURE TO COMPLY WITH ENVIRONMENTAL LAWS, WHICH MAY HARM OUR FINANCIAL CONDITION.

     As a successor owner, we may be legally responsible for these liabilities. Even if we obtain legally enforceable representations, warranties and indemnities from the sellers of such businesses, they may not cover the liabilities fully. Some environmental liabilities, even if we do not expressly assume them, may be imposed on Waste Connections under various legal theories. Our insurance program does not cover liabilities associated with any environmental cleanup or remediation of our own sites. A successful uninsured claim against Waste Connections could harm our financial condition.

OUR GROWTH MAY BE LIMITED BY THE INABILITY TO OBTAIN NEW LANDFILLS AND EXPAND EXISTING ONES.

     We currently own and/or operate a number of landfills. Based on remaining permitted capacity, probable expansion capacity and projected annual disposal volumes, the estimated remaining lives of our owned landfills and landfills we operate, but do not own, under life-of-site operating agreements range from approximately 6 to 313 years, with an average remaining life of approximately 60 years. Our ability to meet our growth objectives may depend in part on our ability to acquire, lease and expand landfills and develop new landfill sites. We may not be able to obtain new landfill sites or expand the permitted capacity of our landfills when necessary. Obtaining new landfill sites is important to our expansion into new non-exclusive markets; if we do not believe that we can obtain a landfill site in a non-exclusive market, we may choose not to enter into that market. Expanding existing landfill sites is important in those markets where the remaining life of our landfills is relatively short. We may choose to forego acquisitions and internal growth in these markets because increased volumes would further shorten the life of these landfills. Either of these circumstances could result in slower growth.

IN SOME AREAS IN WHICH WE OPERATE, SUITABLE LAND FOR NEW SITES OR EXPANSION OF EXISTING LANDFILL SITES MAY BE UNAVAILABLE WHICH COULD INCREASE OUR DISPOSAL COSTS AND REDUCE OUR OPERATING MARGINS.

     Operating permits for landfills in states where we operate must generally be renewed every five to ten years. It has become increasingly difficult and expensive to obtain required permits and approvals to build, operate and expand solid waste management facilities, including landfills and transfer stations. The process often takes several years, requires numerous hearings and compliance with zoning, environmental and other requirements and is resisted by citizen, public interest or other groups. We may not be able to obtain or maintain the permits we require to expand, and such permits may contain burdensome terms and conditions. Even when granted, final permits to expand are often not approved until the remaining permitted disposal capacity of a landfill is very low. Local laws and ordinances also may affect our ability to obtain permits to expand landfills. If we were to exhaust our permitted capacity at a landfill, our ability to expand internally would be limited, and we could be required to cap and close that landfill and forced to dispose of collected waste at more distant landfills or at landfills operated by our competitors. The resulting increased costs would reduce our operating margins.

OUR ACCRUALS FOR OUR LANDFILL CLOSURE AND POST-CLOSURE COSTS MAY BE INADEQUATE, AND OUR EARNINGS WOULD BE LOWER IF WE ARE REQUIRED TO PAY ADDITIONAL AMOUNTS.

     We will be required to pay closure and post-closure costs of landfills and any disposal facilities that we own or operate. Closure and post-closure costs of our owned landfills, and landfills not owned but operated under life-of-site agreements, are generally paid for a term of 30 years after final closure of a landfill, and accrued during the operating life of the landfill based on engineering estimates of future requirements associated with the final landfill design, final landfill capping and closure and post-closure process. Our obligations to pay closure or post-closure costs may exceed the amount we accrued and reserved and other amounts available from funds or reserves established to pay such costs. Paying additional amounts would lower our earnings and could cause our stock price to decline.

WE MAY INCUR ADDITIONAL CHARGES RELATED TO CAPITALIZED EXPENDITURES, WHICH WOULD LOWER OUR EARNINGS.

     In accordance with accounting principles generally accepted in the United States, we capitalize some expenditures and advances relating to acquisitions, pending acquisitions and landfill development projects. We expense indirect acquisition costs such as executive salaries, general corporate overhead, public affairs and other corporate services as we incur those costs. We charge against earnings any unamortized capitalized expenditures and advances (net of any amount that we estimate we will recover, through sale or otherwise) that relate to any operation that is permanently shut down or determined to be impaired, any pending acquisition that is not consummated and any landfill development project that we do not expect to complete. We, therefore, may incur charges against earnings in future periods, which could lower our stock price.

RECENT ACCOUNTING PRONOUNCEMENTS MAY REQUIRE A WRITE-DOWN OF OUR GOODWILL, WHICH COULD MATERIALLY IMPAIR OUR NET WORTH.

     As a result of our acquisition strategy, we have a material amount of goodwill recorded on our financial statements. Under SFAS No. 142, effective January 1, 2002, we no longer amortize our existing goodwill. We are required to test goodwill for impairment using the two-step process prescribed in SFAS No.
142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. We perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets annually on October 1. To date, no events or changes in circumstances occurred that indicated the potential existence of goodwill or indefinite-lived intangible asset impairment and it has not been necessary to write down any of our goodwill or indefinite-lived intangible assets. If, as a result of performing impairment tests, we are required to write down any of our goodwill or indefinite-lived intangible assets, operating results would be negatively impacted and our net worth will be reduced. Our credit agreement contains a covenant requiring us to maintain a minimum net worth. A reduction in net worth, therefore, if substantial, could limit the amount that we can borrow under our credit agreement and any failure to comply with the agreement could result in an event of default under the credit agreement.

IF WE FAIL TO COMPLY WITH COVENANTS AND CONDITIONS IN OUR CREDIT FACILITY, WE MAY BE UNABLE TO MAKE ACQUISITIONS AND MAY BE REQUIRED TO REPAY OUR DEBT EARLY, WHICH COULD HARM OUR FINANCIAL RESULTS.

     Our credit facility requires us to obtain the consent of the lending banks before acquiring any other business for more than $100 million in cash and assumed debt. If we are not able to obtain our banks' consent to acquisitions of this size, we may not be able to complete them, which could inhibit our growth. Our credit facility also contains financial covenants based on our current and projected financial condition after completing an acquisition. If we cannot satisfy these financial covenants on a pro forma basis after completing an acquisition, we would not be able to complete the acquisition without a waiver from our lending banks. Whether or not a waiver is needed, if the results of our future operations differ materially from what we expect, we may no longer be able to comply with the covenants in the credit facility. Our failure to comply with these covenants may result in a default under the credit facility, which would allow our lending banks to accelerate the date for repayment of debt incurred under the credit facility and could harm our business and financial results.

PROVISIONS IN OUR CHARTER AND BYLAWS MAY DETER CHANGES IN CONTROL THAT COULD BENEFIT OUR STOCKHOLDERS.

     Provisions in our certificate of incorporation and By-Laws, and in the Delaware General Corporation Law, may deter tender offers and hostile takeovers and delay or prevent changes in control or management of Waste Connections, including transactions in which stockholders might be paid more than current market prices for their shares. These provisions may also limit our stockholders' ability to approve transactions that they believe are in their best interests.

WE FACE UNCERTAINTIES RELATING TO PENDING LITIGATION.

     We and some of our subsidiaries are currently involved in civil litigation relating to the conduct of our business. The timing and final resolution to these matters are uncertain. Additionally, the possible outcomes or resolutions to these matters could include judgments against us or settlements, either of which could require substantial payments by us, adversely affecting our operating results.

                          RISKS RELATED TO OUR INDUSTRY

EXTENSIVE AND EVOLVING ENVIRONMENTAL LAWS AND REGULATIONS MAY RESTRICT OUR OPERATIONS AND GROWTH AND INCREASE OUR COSTS.

     Environmental laws and regulations have been enforced more and more stringently in recent years because of greater public interest in protecting the environment. These laws and regulations impose substantial costs on us and affect our business in many ways, including as described below. In addition, federal, state and local governments may change the rights they grant to, and the restrictions they impose on, solid waste services companies, and those changes could restrict our operations and growth.

WE MAY BE UNABLE TO OBTAIN AND MAINTAIN LICENSES OR PERMITS AND ZONING, ENVIRONMENTAL AND/OR OTHER LAND USE APPROVALS THAT WE NEED TO OWN AND OPERATE OUR LANDFILLS.

     These licenses or permits and approvals are difficult and time-consuming to obtain and renew, and elected officials and citizens' groups frequently oppose them. Failure to obtain and maintain the permits and approvals we need to own or operate landfills (including increasing their capacity) could force us to dispose of collection waste at more distant landfills or at landfills owned by other competitors, thus increasing our disposal costs and reducing our operating margins.

EXTENSIVE REGULATIONS THAT GOVERN THE DESIGN, OPERATION AND CLOSURE OF LANDFILLS MAY RESTRICT OUR LANDFILL OPERATIONS OR INCREASE OUR COSTS OF OPERATING LANDFILLS.

     These regulations include the regulations that establish minimum federal requirements adopted by the EPA in October 1991 under Subtitle D of the Resource Conservation and Recovery Act. If we fail to comply with these regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close landfills temporarily or permanently. Future changes to these regulations may require us to modify, supplement or replace equipment or facilities at substantial costs. If regulatory agencies fail to enforce these regulations vigorously or consistently, our competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us. Our financial obligations arising from any failure to comply with these regulations could harm our business and earnings.

WE MAY BE SUBJECT IN THE NORMAL COURSE OF BUSINESS TO JUDICIAL AND ADMINISTRATIVE PROCEEDINGS INVOLVING FEDERAL, STATE OR LOCAL AGENCIES OR CITIZENS' GROUPS, WHICH COULD INTERRUPT OUR OPERATIONS, REQUIRE EXPENSIVE REMEDIATION AND CREATE NEGATIVE PUBLICITY.

     Governmental agencies may impose fines or penalties on us. They may also attempt to revoke or deny renewal of our operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations, or to require us to remediate potential environmental problems relating to waste that we or our predecessors collected, transported, disposed of or stored. Individuals or community groups might also bring actions against us in connection with our operations. Any adverse outcome in these proceedings could harm our operations and financial results and create adverse publicity, which could damage our competitive position and stock price.

LIABILITIES FOR ENVIRONMENTAL DAMAGE MAY ADVERSELY AFFECT OUR BUSINESS AND EARNINGS.

     We are liable for any environmental damage that our solid waste facilities cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water. We may be liable for damage resulting from conditions existing before we acquired these facilities. We may also be liable for any on-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal we or our predecessors arranged. We have limited insurance coverage to compensate us for damages associated with environmental conditions. If we were to incur liability for environmental damage, environmental cleanups, corrective action or damage not covered by insurance or in excess of the amount of our coverage, our financial condition could be materially and adversely affected.

FLUCTUATIONS IN PRICES FOR RECYCLED COMMODITIES THAT WE SELL MAY CAUSE OUR REVENUES AND OPERATING RESULTS TO DECLINE.

     We provide recycling services to some of our customers. The sale prices of and demand for recyclable materials, particularly paper products, are frequently volatile and when they decline our revenues and operating results may decline.

FUTURE CHANGES IN LAWS REGULATING THE FLOW OF SOLID WASTE IN INTERSTATE COMMERCE COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     The courts have held that states may not regulate the flow of solid waste in interstate commerce if the effect would be to discriminate between interstate and intrastate commerce. If legislation should be enacted that would overturn or modify these decisions, and if one or more of the states in which we dispose of interstate waste should take action that would prohibit or increase the costs of our continued disposal of interstate waste, our operating results could be adversely affected.

                           RISKS RELATED TO THE NOTES

OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION; WE MAY INCUR SUBSTANTIALLY MORE DEBT BY INCREASING OUR COSTS AND LIMITING OUR ABILITY TO TAKE ACTIONS THAT WOULD INCREASE OUR REVENUE AND EXECUTE OUR GROWTH STRATEGY.

     As of September 30, 2003, we had $296.8 million of Senior Indebtedness outstanding, and $150 million of convertible subordinated indebtedness that ranked PARI PASSU with the notes. Our indebtedness could have important consequences to you. For example, it could:

     o increase our vulnerability to general adverse economic and industry conditions;

     o    limit our ability to obtain additional financing;

     o require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;

     o limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

     o place us at a competitive disadvantage relative to our competitors with less debt.

     We may incur substantial additional debt in the future. The terms of our credit facility and the notes do not fully prohibit us from doing so. If new debt is added to our current levels, the related risks described above could intensify.

WE MAY HAVE INSUFFICIENT CASH FLOW TO MEET OUR DEBT SERVICE OBLIGATIONS; THE NOTES BEAR INTEREST AT A FLOATING RATE THAT COULD RISE SIGNIFICANTLY AND INCREASE OUR INTEREST COST.

     We are required to generate cash sufficient to pay all amounts due on the notes and our other indebtedness and to conduct our business operations. Additionally, the notes bear interest at a per annum rate which equals 3-month LIBOR, adjusted quarterly plus a spread of 0.50%. LIBOR could rise significantly in the future, increasing our interest cost associated with the notes. As of September 30, 2003, our debt service obligations for the following 12 months will be approximately $32.3 million. We may not be able to cover our anticipated debt service obligations. This may materially hinder our ability to make payments on the notes. Our ability to meet our future debt service obligations will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

THE NOTES ARE SUBORDINATED TO SENIOR INDEBTEDNESS, SO THAT IN THE EVENT OF A DEFAULT, OUR SENIOR INDEBTEDNESS WOULD BE REPAID IN FULL BEFORE ANY PAYMENT IS MADE ON THE NOTES.

     The notes are unsecured and subordinated in right of payment to all of our existing and future Senior Indebtedness, as defined in the "Description of Notes -- Subordination" section of this prospectus. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default, as defined below, and in specific other events, our assets will be available to pay obligations on the notes and on convertible subordinated indebtedness ranking PARI PASSU with the notes only after all Senior Indebtedness has been paid in full in cash or other payment satisfactory to the holders of Senior Indebtedness. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The notes are also effectively subordinated to the indebtedness and other liabilities, including trade payables, of our subsidiaries. The indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by us. Our credit facility provides for borrowing of up to $575 million. Our incurring additional indebtedness and other liabilities could adversely affect our ability to pay our obligations on the notes. As of September 30, 2003, we had $296.8 million of Senior Indebtedness to which the notes were subordinated in right of payment, and $150 million of convertible subordinated indebtedness that ranked PARI PASSU with the notes. We anticipate that from time to time, we and our subsidiaries will incur additional indebtedness, including Senior Indebtedness.

WE MAY REDEEM SOME OR ALL OF THE NOTES AT ANY TIME BEGINNING ON MAY 7, 2006, AND MAY DO SO AT PRICES AND TIMES THAT ARE DISADVANTAGEOUS TO THE NOTE HOLDERS.

     We have the right to redeem some or all of the notes at specified prices on or after May 7, 2006. Depending on the market price of our common stock and the outlook for our business, those redemptions may occur at prices and times disadvantageous to the note holders.

WE MAY NOT BE ABLE TO REPURCHASE THE NOTES WHEN REQUIRED TO, RESULTING IN A DEFAULT.

     On May 1, 2009, May 1, 2012 and May 1, 2017, and upon the occurrence of certain change in control events, holders of the notes may require us to offer to repurchase all of their notes. We may not have sufficient funds at the time of any such events to make the required repurchases. Additionally, a change in control would be an event of default under our credit facility, which would permit the lenders to accelerate the debt, which could also cause an event of default under the indenture.

     The source of funds for any repurchase required as a result of any such events will be our available cash or cash generated from operating activities or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. Sufficient funds may not be available at the time of any such events to make any required repurchases of the notes tendered. Furthermore, the use of available cash to fund the repurchase of the notes may impair our ability to obtain additional financing in the future.

HOLDERS OF THE NOTES WILL SUFFER IMMEDIATE DILUTION IN NET TANGIBLE BOOK VALUE ON CONVERSION OF THE NOTES INTO COMMON STOCK.

     Net tangible book value represents the amount of our total tangible assets less total liabilities. Upon conversion of the notes into shares of common stock, holders of such notes will suffer immediate substantial dilution in the net tangible book value per share of the common stock issued upon such conversion.

OUR STOCK PRICE HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE, WHICH MAY MAKE IT DIFFICULT FOR YOU TO RESELL THE NOTES OR THE COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE WHEN YOU WANT AT PRICES YOU FIND ATTRACTIVE.

     The trading price of our common stock has been and is likely to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

     o    actual or anticipated variations in quarterly operating results;

     o    changes in financial estimates by securities analysts;

     o    conditions or trends in the solid waste services industry;

     o changes in the economic performance and/or market valuations of other solid waste services companies and the solid waste services industry in general;

     o    our announcement of significant acquisitions or capital commitments;

     o    adverse or unfavorable publicity regarding us or our services;

     o    additions or departures of key personnel;

     o    sales of common stock; and

     o    other events or factors that may be beyond our control.

     In addition, the stock markets in general have experienced extreme price and volume volatility and a significant cumulative decline in recent months. Such volatility and decline have affected many companies irrespective of or disproportionately to the operating performance of these companies. These broad market and industry factors may materially and adversely further affect the market price of our common stock, regardless of our actual operating performance.

THERE IS NO CURRENT MARKET FOR THE NOTES, AND IT IS UNCERTAIN WHETHER AN ACTIVE TRADING MARKET WILL DEVELOP. LACK OF AN ACTIVE TRADING MARKET FOR THE NOTES MAY CAUSE THE PRICE OF THE NOTES TO DECLINE.

     There is no established trading market for the notes, and a market for the notes may not develop or, if developed, be maintained. We do not intend to apply to list the notes for trading on any securities exchange. If an active market for the notes fails to develop or be maintained, their price may decline. Furthermore, if a market were to develop, the market price for the notes may be adversely affected by changes in our financial performance, changes in the overall market for similar securities and performance or prospects for companies in our industry.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the future sale of the notes or the common stock into which the notes are convertible. The selling holders will receive all of the net proceeds from the future sale of the notes and the common stock into which the notes are convertible, which they respectively own.

                           PRICE RANGE OF COMMON STOCK

     Our common stock trades on The New York Stock Exchange under the symbol "WCN." The following table sets forth, for the periods indicated, the high and low sales prices per share for our common stock, as reported on The Nasdaq Stock Market - National Market for the periods indicated through October 23, 2002, and as reported on the New York Stock Exchange beginning October 24, 2002.

                                                            HIGH         LOW
                                                          --------    --------
         2001
           First Quarter................................. $  33.50    $  23.00
           Second Quarter................................    37.31       25.70
           Third Quarter.................................    34.90       22.20
           Fourth Quarter................................    32.90       25.47
         2002
           First Quarter................................. $  34.26    $  23.49
           Second Quarter................................    37.68       30.60
           Third Quarter.................................    36.24       25.60
           Fourth Quarter................................    39.56       29.73
         2003
           First Quarter................................. $  39.98    $  30.75
           Second Quarter................................    37.20       31.78
           Third Quarter.................................    36.90       31.57
           Fourth Quarter (October 1 to December 19).....    37.25       31.90

     On December 19, 2003, the last reported sale price of our common stock as reported on The New York Stock Exchange was $36.89 per share. On December 19, 2003, there were approximately 85 holders of record of our common stock.

                                 DIVIDEND POLICY

     We have never paid cash dividends on our common stock. We do not currently anticipate paying any cash dividends on our common stock. We intend to retain all earnings to fund the operation and expansion of our business. In addition, our existing credit facility limits the payment of cash dividends.

                                 SELLING HOLDERS

     We originally issued the notes and the notes were sold by the initial purchaser in a transaction exempt from the registration requirements of the Securities Act of 1933 to persons reasonably believed by the initial purchaser to be qualified institutional buyers as defined by Rule 144A under the Securities Act of 1933. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible. We agreed to use reasonable efforts to keep the registration statement covering the notes and the common stock into which the notes are convertible effective until April 30, 2004. Our registration of the notes and the shares of common stock into which the notes are convertible does not necessarily mean that the selling holders will sell any or all of the notes or the shares of the common stock into which the notes are convertible.

     The following table sets forth information, as of December 19, 2003, with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling holders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933.

     Each selling holder proposes to sell up to all of the common stock issuable to that holder upon conversion of the notes.

                                                                                    Principal Amount of     Common Stock Issuable
                                                                                     Notes Beneficially        Upon Conversion
Selling Holder                                                                       Owned and Offered         of the Notes (1)
--------------                                                                      --------------------     --------------------
Deutsche Bank Securities, Inc.                                                      $         25,350,000                  523,868
Sunrise Partners LLC                                                                          19,000,000                  392,643
Arbitex Master Fund LP                                                                        13,750,000                  284,149
Clinton Riverside Convertible Portfolio Limited                                                8,500,000                  175,656
Royal Bank of Canada                                                                           7,000,000                  144,657
KBC Financial Products USA Inc.                                                                6,695,000                  138,355
Clinton Multistrategy Master Fund, Ltd.                                                        6,500,000                  134,325
Merrill Lynch International Limited                                                            6,000,000                  123,992
Peoples Benefit Life Insurance Company Teamsters                                               5,000,000                  103,327
Bank of America Pension Plan                                                                   5,000,000                  103,327
Susquehanna Capital Group                                                                      5,000,000                  103,327
S.A.C. Capital Associates, LLC                                                                 4,000,000                   82,661
RAM Trading, Inc.                                                                              3,600,000                   74,395
CALAMOS Convertible Fund - CALAMOS Investment Trust                                            3,200,000                   66,129
St. Albans Partners                                                                            3,000,000                   61,996
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.                                       2,950,000                   60,963
Deeprock & Co.                                                                                 2,500,000                   51,663
General Motors Welfare Benefit Trust                                                           2,500,000                   51,663
RCG Multi Strategy LP                                                                          2,500,000                   51,663
Merrill, Lynch, Pierce, Fenner and Smith Inc.                                                  2,500,000                   51,663
HBK Master Fund LP                                                                             2,500,000                   51,663
White River Securities LLC                                                                     2,000,000                   41,330
WPG Convertible Arbitrage Overseas Master Fund, LP                                             2,000,000                   41,330
Fidelity Financial Trust: Fidelity Convertible Securities Fund                                 2,000,000                   41,330
Clinton Convertible Managed Trading Account I                                                  2,000,000                   41,330
CALAMOS Convertible Growth and Income Fund - CALAMOS Investment Trust                          2,000,000                   41,331
Salomon Brothers Asset Management, Inc.                                                        2,000,000                   41,331
State of Oregon/Equity                                                                         1,950,000                   40,297
Argent Classic Convertible Arbitrage Fund L.P.                                                 1,800,000                   37,197
The Dow Chemical Company Employees' Retirement Plan                                            1,625,000                   33,581
RCG Halifax Master Fund, Ltd.                                                                  1,500,000                   30,998
Delta Airlines Master Trust                                                                    1,220,000                   25,211
Yield Strategies Fund II, L.P.                                                                 1,000,000                   20,665
Yield Strategies Fund I, L.P.                                                                  1,000,000                   20,665
Retail Clerks Pension Trust                                                                    1,000,000                   20,665

                                                                                    Principal Amount of     Common Stock Issuable
                                                                                     Notes Beneficially        Upon Conversion
Selling Holder                                                                       Owned and Offered         of the Notes (1)
--------------                                                                      --------------------     --------------------
RCG Latitude Master Fund, Ltd.                                                      $          1,000,000                   20,665
SPT                                                                                              975,000                   20,148
Union Carbide Retirement Account                                                                 825,000                   17,048
Boilermaker - Blacksmith Pension Trust                                                           825,000                   17,048
Delaware PERS                                                                                    600,000                   12,399
Boilermakers Blacksmith Pension Trust                                                            550,000                   11,365
Dorinco Reinsurance Company                                                                      475,000                    9,816
Port Authority of Allegheny County Retirement and Disability Allowance Plan for
     the Employees Represented by Local 85 of the Amalgamated Transit Union                      425,000                    8,782
Arkansas PERS                                                                                    425,000                    8,782
United Food and Commercial Workers Local 1262 and Employers Pension Fund                         360,000                    7,439
Delta Air Lines Master Trust                                                                     350,000                    7,232
AIG/National Union Fire Insurance                                                                325,000                    6,716
Associated Electric & Gas Insurance Services Limited                                             300,000                    6,199
Louisiana Workers' Compensation Corporation                                                      270,000                    5,579
ICI American Holdings Trust                                                                      225,000                    4,649
Macomb County Employees' Retirement System                                                       200,000                    4,133
City of Knoxville Pension System                                                                 200,000                    4,133
Univar USA Inc. Retirement Plan                                                                  190,000                    3,926
Zeneca Holdings Trust                                                                            150,000                    3,099
Aventis Pension Master Trust                                                                     150,000                    3,099
Knoxville Utilities Board Retirement System                                                      120,000                    2,479
Syngenta AG                                                                                      110,000                    2,273
Duke Endowment                                                                                   110,000                    2,273
CALAMOS Global Convertible Fund - CALAMOS Investment Trust                                       110,000                    2,273
Oakwood Healthcare Inc. (Pension)                                                                100,000                    2,066
Ondeo Nalco                                                                                       70,000                    1,446
Oakwood Healthcare Inc. Funded Depreciation                                                       65,000                    1,343
F.R. Convt. Sec. Fn                                                                               65,000                    1,343
The Fondren Foundation                                                                            60,000                    1,239
Kettering Medical Center Funded Depreciation Account                                              60,000                    1,239
Bay County PERS                                                                                   55,000                    1,136
Prisma Foundation                                                                                 45,000                      929
Prudential Insurance Co. of America                                                               40,000                      826
Oakwood Assurance Company                                                                         35,000                      723
Drury University                                                                                  30,000                      619
H.K. Porter Company, Inc.                                                                         25,000                      516
Oakwood Healthcare Inc. - OHP                                                                     10,000                      206
Oakwood Healthcare Inc. Endowment                                                                  5,000                      103
All other holders                                                                              4,925,000                  101,810
                                                                                    --------------------     --------------------
                                                                                    $        175,000,000                3,616,445
                                                                                    ====================     ====================

(1) Assumes a conversion rate of approximately 20.6654 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional interest.

     None of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. The selling holders purchased all of the notes in a private transaction. All of the notes and the shares of common stock into which the notes are convertible are "restricted securities" under the Securities Act of 1933.

     Information concerning the selling holders may change from time to time and any changed information will be set forth in post-effective amendments to the registration statement of which this prospectus is a part if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

     The selling holders and their successors, including their transferees, pledgees, or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     o on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

     o    in the over-the-counter market;

     o in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

     o through the writing of options, whether the options are listed on an options exchange or otherwise;

     o    by pledge to secure debts and other obligations;

     o    through the settlement of short sales; or

     o    a combination of any of the above transactions.

     In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the notes or the common stock into which the notes are convertible, short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our common stock is listed for trading on The New York Stock Exchange. We do not intend to list the notes for trading on any national securities exchange or on The New York Stock Exchange and a trading market for the notes might not develop.

     To comply with the securities laws of some states, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. By virtue of being registered broker-dealers, the following shareholders are underwriters within the meaning of Section 2(11) of the Securities Act of 1933: Deutsche Bank Securities, Inc., KBC Financial Products USA, Inc. and Argent Classic Convertible Arbitrage Fund, L.P. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act of 1933. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 will be subject to the prospectus delivery requirements of the Securities Act of 1933. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Securities Exchange Act of 1934 and the rules thereunder relating to stock manipulation, particularly Regulation M.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act of 1933 may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell, transfer, make a gift of, or otherwise dispose of any notes or common stock described in this prospectus by any means other than as described in this prospectus.

     To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act of 1933.

     A prospectus has not been and will not be filed under the securities laws of any province or territory of Canada to qualify the sale of notes in such jurisdictions. The notes are not being offered and may not be offered or sold, directly or indirectly, in Canada or to or for the account of any resident of Canada except in compliance with or pursuant to an exemption from the registration and prospectus requirements of applicable securities laws in Canada.

                              DESCRIPTION OF NOTES

     The notes were issued under an indenture between Waste Connections, Inc. and State Street Bank and Trust Company of California, N.A., as Trustee. The following description is only a summary of the material provisions of the indenture, the notes and the registration rights agreement. We urge you to read the indenture, the notes and the registration rights agreement in their entirety because they, and not this description, define your rights as holders of the notes. You may request copies of these documents at our address shown under the caption "Where You Can Find More Information." The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to "we," "us," "ours" and "Waste Connections" include only Waste Connections, Inc. and not its subsidiaries.

GENERAL

     We issued the notes with a principal amount of $175,000,000. The notes are unsecured, subordinated obligations of Waste Connections and mature on May 1, 2022, unless earlier redeemed at our option as described under "Optional Redemption of the Notes," repurchased by us at a holder's option at certain dates as described under "Description of Notes -- Repurchase of Notes at the Option of the Holder" or repurchased by us at a holder's option upon a change in control of Waste Connections as described under "Right to Require Purchase of Notes upon a Change in Control." Interest on the notes will accrue at a variable rate, as described under "Interest." The indenture does not contain any restriction on:

     o    the payment of dividends;
     o the issuance of Senior Indebtedness (as defined below) or other indebtedness; or
     o    the repurchase of securities of Waste Connections;

and does not contain any financial covenants. Other than as described under "Right to Require Purchase of Notes upon a Change in Control," the indenture contains no covenants or other provisions to afford protection to holders of notes in the event of a highly leveraged transaction or a change in control of Waste Connections.

     We will pay the principal of, premium, if any, and interest on the notes at the office or agency maintained by us in the Borough of Manhattan in New York City. Holders may register the transfer of their notes at the same location. We reserve the right to pay interest to holders of the notes by check mailed to the holders at their registered addresses. Except under the limited circumstances described below, the notes will be issued only in fully registered book-entry form, without coupons, and will be represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

INTEREST

     The notes bear interest at a per annum rate equal to 3-month LIBOR plus 0.50%, adjusted quarterly as described below. Notwithstanding any quarterly adjustments of the interest rate, the interest rate borne by the notes will never be less than zero.

     We pay interest quarterly in arrears on May 1, August 1, November 1 and February 1 of each year, unless any such interest payment date (other than an interest payment date at maturity) would otherwise be a day that is not a business day, in which case the interest payment date will be postponed to the next succeeding business day (except if that business day falls in the next succeeding calendar month, that interest payment date will be the immediately preceding business day). If the maturity date of the notes is a day that is not a business day, all payments to be made on such day will be made on the next succeeding business day, with the same force and effect as if made on the due date, and no additional interest will be payable as a result of such a delay in payment. We will pay interest to the holders of record at the close of business on the fifteenth calendar day of the month preceding each interest payment date.

     The interest rate is determined by the trustee acting as calculation agent. The interest rate for each quarterly period (other than the period before the first interest payment date) will be adjusted on the first day of such quarterly period (which we refer to as the interest adjustment date), which will be the interest payment date for the immediately preceding quarterly period. The adjusted interest rate is based upon 3-month LIBOR, determined on the second preceding London banking day prior to the applicable interest adjustment date (which we refer to as the interest determination date) as described below, plus 0.50%. Interest on the notes accrues from the date of original issuance at a rate for the period before the first interest payment date of 3-month LIBOR plus 0.50%, for which the interest determination date is the second preceding London banking day prior to the date of original issuance.

     Interest generally is computed on the basis of the actual number of days for which interest is payable in the relevant interest period, divided by 360.

     The term "3-month LIBOR" means, with respect to any interest determination date:

          (a) the rate for 3-month deposits in United States dollars commencing on the related interest adjustment date, that appears on the Moneyline Telerate Page 3750 (as described below) as of 11:00 A.M., London time, on the interest determination date, unless fewer than two such offered rates so appear; or

          (b) if fewer than two offered rates appear, or no rate appears, as the case may be, on the particular interest determination date on the Moneyline Telerate Page 3750, the rate calculated by the calculation agent of at least two offered quotations obtained by the calculation agent after requesting the principal London offices of each of four major reference banks in the London interbank market to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the related interest adjustment date, to prime banks in the London interbank markets at approximately 11:00 A.M., London time, on that interest determination date and in principal amount that is representative for a single transaction in United States dollars in that market at that time; or

          (c) if fewer than two offered quotations referred to in clause (b) are provided as requested, the rate calculated by the calculation agent as the arithmetic mean of the rates quoted at approximately 11:00 A.M., New York time, on the particular interest determination date by three major banks in the City of New York selected by the calculation agent for loans in United States dollars to leading European banks for a period of three months and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

          (d) if the banks so selected by the calculation agent are not quoting as mentioned in clause (c), 3-month LIBOR in effect immediately prior to the particular interest determination date.

     "Moneyline Telerate Page 3750" means the display on Moneyline Telerate (or any successor service) on such page (or any other page as may replace such page on such service) or such other service or services as may be nominated by the British Bankers' Association as the information vendor for the purpose of displaying the London interbank rates of major banks for United States dollars.

     "London banking day" means a day on which commercial banks are open for business, including dealings in United States dollars, in London.

     The term "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

CONVERSION RIGHTS

     A holder may convert any outstanding notes into shares of our common stock at the conversion price per share of, initially, $48.39. This represents an initial conversion rate of approximately 20.6654 shares per $1,000 principal amount at maturity of the notes.

     The conversion price (and resulting conversion rate) is, however, subject to adjustment as described below. A holder may convert notes only in denominations of $1,000 and integral multiples of $1,000.

GENERAL

     Holders may surrender notes for conversion into shares of our common stock prior to the maturity date only if one of the following conditions is satisfied:

     o the closing sale price per share of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the calendar quarter in which the conversion occurs is more than 110% of the conversion price per share of our common stock on that thirtieth trading day;

     o    if we have called the notes for redemption;

     o during such period, if any, that the credit rating assigned to the notes by both Moody's Investors Service, Inc. and Standard & Poor's Rating Group is below a specified level, or if neither rating agency is rating the notes;

     o during the five business day period after any nine consecutive trading day period in which the trading price of the notes (per $1,000 principal amount) for each day of such period was less than 95% of the product of the closing sale price per share of our common stock multiplied by the number of shares of our common stock issuable upon conversion of $1,000 principal amount of the notes; or

     o    upon the occurrence of specified corporate transactions.

CONVERSION UPON SATISFACTION OF MARKET PRICE CONDITION

     A holder may surrender any of its notes for conversion during any calendar quarter if the closing sale price per share of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter, exceeds 110% of the prevailing conversion price per share of our common stock on that thirtieth trading day. The conversion agent, which will initially be the trustee, will, on our behalf, determine at the end of each quarter if the notes are convertible as a result of the market price of the share and notify us.

CONVERSION UPON NOTICE OF REDEMPTION

     A holder may surrender for conversion any note called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if it is not otherwise convertible at such time.

CONVERSION UPON CREDIT RATING EVENT

     A holder may surrender any of its notes for conversion during any period in which the respective credit ratings assigned to the notes by both Moody's Investors Service, Inc. and Standard & Poor's Rating Group are reduced below B3 or B-, respectively, if the credit rating assigned to the notes is suspended or withdrawn by both such rating agencies of if neither agency is rating the notes.

CONVERSION UPON SATISFACTION OF TRADING PRICE CONDITION

     A holder may surrender any of its notes for conversion during the five business day period after any nine consecutive trading day period in which the trading price of the notes (per $1,000 principal amount) (as determined following a request by a holder of the notes in accordance with the procedures described below) for each day of such period was less than 95% of the product of the closing sale price per share of our common stock multiplied by the number of shares of our common stock issuable upon conversion of $1,000 principal amount of the notes; provided, however, that if on the date of any conversion pursuant to this 95% price condition the closing sale price per share of our common stock is greater than the conversion price, then a holder surrendering notes for such conversion will receive, in lieu of shares of our common stock based on the conversion price, cash or shares of our common stock or a combination of both, at our option, with a value equal to the principal amount of such holder's notes so surrendered as of the conversion date (which we refer to as a principal value conversion). If a holder surrenders its notes for such conversion, we will notify such holder by the second trading day following the date of conversion whether we will pay such holder in cash, shares or a combination of cash and shares, and in what percentage. Any share delivered will be valued at the greater of (x) the conversion price on the conversion date and (y) the closing sale price per share of our common stock on the third trading day after the conversion date. We will pay such holder any portion of the principal amount of such holder's notes so surrendered to be paid in cash on the third trading day after the conversion date. With respect to any portion of the sum of the principal amount of such holder's notes so surrendered to be paid in shares of our common stock, we will deliver the shares to such holder on the fourth trading day following the conversion date.

     The "trading price" of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the conversion agent for $5,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if at least three such bids cannot reasonably be obtained by the conversion agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the conversion agent, this one bid shall be used. If the conversion agent cannot reasonably obtain at least one bid for $5,000,000 principal amount of the notes from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be deemed to equal (a) the number of shares of our common stock issuable upon conversion of $1,000 principal amount of the notes multiplied by (b) the closing sale price per share of our common stock on such determination date. The conversion agent shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price of the notes would be less than 95% of the product of the closing sale price per share of our common stock and the number of shares of our common stock issuable upon conversion of $1,000 principal amount of the notes; at which time, we shall instruct the conversion agent to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 95% of the product of the closing sale price per share of our common stock and the number of shares of our common stock issuable upon conversion of $1,000 principal amount of the notes.

CONVERSION UPON SPECIFIED CORPORATE TRANSACTIONS

     If we elect to:

     o distribute to substantially all holders of our common stock, rights, warrants or options entitling them to subscribe for or purchase, for a period expiring within 60 days of the date of distribution, our common stock at less than the then current market price; or

     o distribute to substantially all holders of our commons stock, our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing price per share or our common stock on the day preceding the declaration date for such distribution, we must notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution. At any time once we have given such notice, holders may surrender their notes for conversion until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. No adjustment to the ability of a holder to convert will be made if the holder will otherwise participate in the distribution without conversion.

     In addition, if we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other transaction, in each case pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender its notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of such transaction until and including the date which is 15 days after the actual date of such transaction. If we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other transaction, in each case pursuant to which our common stock is converted into cash, securities, or other property, then at the effective time of the transaction, a holder's right to convert its notes into shares of our common stock will be changed into a right to convert such notes into the kind and amount of cash securities and other property which such holder would have received if such holder had converted such notes immediately prior to the transaction. If the transaction also constitutes a change in control, such holder can require us to repurchase all or a portion of its notes as described under "Right to Require Purchase of Notes upon a Change in Control".

     If a holder of a note has delivered notice of its election to have the note repurchased at the option of such holder or as a result of a change in control, the note may be converted only if the notice of election is withdrawn as described, respectively, under "Repurchase of Notes at the Option of the Holder" or "Right to Require Purchase of Notes upon a Change in Control."

     We will adjust the conversion price if (without duplication):

          (1) we issue common stock as a dividend or distribution on our common stock;

          (2) we subdivide, combine or reclassify our common stock;

          (3) we issue to substantially all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase common stock at less than the then current market price;

          (4) we distribute to substantially all holders of common stock evidences of our indebtedness, shares of capital stock (other than common stock), securities, cash, property, rights, warrants or options, excluding:

          o those rights, warrants or options referred to in clause (3) above;

          o any dividend or distribution paid exclusively in cash not referred to in clause (5) below; and

          o    any dividend or distribution referred to in clause (1) above;

          (5) we make a cash distribution to substantially all holders of our common stock that together with all other all-cash distributions and consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock made within the preceding 12 months exceeds 10% of our aggregate market capitalization on the date of the distribution; or

          (6) we complete a repurchase (including by way of a tender offer) of our common stock which involves an aggregate consideration that, together with:

          o any cash and other consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for shares concluded within the preceding twelve months; and

          o the amount of any all-cash distributions to all holders of shares made within the preceding 12 months exceeds 10% of our aggregate market capitalization on the expiration of the tender or exchange offer.

     The conversion price will not be adjusted until adjustments amount to 1% or more of the conversion price as last adjusted. We will carry forward any adjustment we do not make and will include it in any future adjustment.

     If our common stock is converted into the right to receive cash, securities or other property as a result of any consolidation, merger, share exchange, sale of all or substantially all of our assets or other transaction, each note then outstanding would, without the consent of any holders of notes, become convertible only into the kind and amount of cash, securities and other property which the holder of such note would have received if the holder had converted the note immediately prior to the transaction.

     We will not issue fractional shares to a holder who converts a note. In lieu of issuing fractional shares, we will pay cash based upon the market price.

     Except as described in this paragraph, no holder of notes will be entitled, upon conversion of the notes, to any actual payment or adjustment on account of accrued and unpaid interest or on account of dividends on shares issued in connection with the conversion. If any holder surrenders a note for conversion between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date on the principal amount converted together with the note being surrendered. The foregoing sentence shall not apply to notes called for redemption on a redemption date within the period between and including the record date and interest payment date.

     If we make a distribution of property to our stockholders which would be taxable to them as a dividend for federal income tax purposes and the conversion price of the notes is decreased, this decrease may be deemed to be the receipt of taxable income to holders of the notes.

     In addition, we may make any decreases in the conversion price that our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as such for income tax purposes or for any other reasons.

SUBORDINATION

     The payment of the principal or, premium, if any, and interest on the notes will, to the extent described in the indenture, be subordinated in right of payment to the prior payment in full of all our Senior Indebtedness. The holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due on the Senior Indebtedness, or provision for payment in money or money's worth, before the holders of the notes will be entitled to receive any payment in respect of the notes, when there is a payment or distribution of assets to creditors upon our:

     o    liquidation;

     o    dissolution;

     o    winding up;

     o    reorganization;

     o    assignment for the benefit of creditors;

     o    marshaling of assets;

     o    bankruptcy;

     o    insolvency; or

     o    similar proceedings.

     In addition, because our subsidiaries are not obligated under the notes, the notes will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

     No payments on account of the notes or on account of the purchase or acquisition of notes may be made if a default in any payment with respect to Senior Indebtedness has occurred and is continuing. If (1) there is a default on any designated senior indebtedness (as defined below) other than a payment default that occurs that permits the holders of that designated senior indebtedness to accelerate its maturity and (2) the trustee and Waste Connections receive the notice required by the indenture, no payments may be made on the notes for up to 180 days in any 365-day period unless the default is cured or waived. By reason of this subordination, in the event of our insolvency, holders of the notes may recover less ratably than holders of our Senior Indebtedness.

     Payments on the notes may and shall be resumed, in the case of a payment default, upon the date on which such default is cured or waived, and in the case of a non-payment default, upon the earliest of (1) the date on which such non-payment default is cured or waived, (2) 180 days after the date on which the applicable payment blockage notice is received, or (3) the date on which the payment blockage period is terminated by written notice from the representative of the Senior Indebtedness to the trustee and Waste Connections, unless a payment default has occurred and is continuing. Only one payment blockage period may be commenced within any 365-day period. No event of default with respect to designated senior indebtedness that existed or was continuing at the commencement of any payment blockage period with respect to such designated senior indebtedness can be the basis for the commencement of a second payment blockage period whether or not within a period of 365 days, unless such event of default was cured or waived for at least 90 days. No payment blockage period may extend beyond 180 days.

     No action may be taken to declare the notes due and payable nor may any judicial or other proceedings to collect the notes be initiated during any standstill period. A standstill period commences on the occurrence of a payment default or the date on which Waste Connections and the trustee receive notice of a payment blockage period and continues until (1) the date on which the default is cured or waived, (2) holders of Senior Indebtedness take action to declare the Senior Indebtedness due and payable or take certain actions to collect the Senior Indebtedness, (3) the date on which the Senior Indebtedness becomes automatically due and payable, (4) the occurrence of a bankruptcy, insolvency or reorganization of Waste Connections or a significant subsidiary of Waste Connections or (5) 120 days after a payment default or 180 days after a payment blockage notice is given. The trustee or the holders of the notes must give the agent for holders of Senior Indebtedness at least five business days' prior written notice of any intent to declare the notes due and payable or to make any other amount owing under the indenture due and payable.

     "Senior Indebtedness" means:

     o the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect of all of our indebtedness or obligations to any person for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement including default interest and interest accruing after a bankruptcy;

     o commitment or standby fees due and payable to lending institutions with respect to credit facilities available to us;

     o all of our noncontingent obligations (1) for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (2) under interest rate swaps, caps, collars, options, and similar arrangements, and (3) under any foreign exchange contract, currency swap agreement, futures contract, currency option contract or other foreign currency hedge;

     o all of our obligations for the payment of money relating to capitalized lease obligations;

     o any liabilities of others described in the preceding clauses that we have guaranteed or which are otherwise our legal liability; and

     o renewals, extensions, refundings, refinancings, restructurings, amendments and modifications of any such indebtedness or guarantee, other than any indebtedness or other obligation of ours that by its terms is not superior in right of payment to the notes.

     Senior Indebtedness does not include our 5 1/2% Convertible Subordinated Notes Due 2006. The notes rank pari passu with our 5 1/2% Convertible Subordinated Notes Due 2006.

     "Designated senior indebtedness" means our obligations under our credit facility and any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which we are a party, expressly provides that such indebtedness shall be designated Senior Indebtedness for purposes of the indenture. The instrument, agreement or other document evidencing any designated senior indebtedness may place limitations and conditions of the right of such senior debt to exercise the rights of designated senior indebtedness.

     As of September 30, 2003, we had approximately $296.8 million of indebtedness constituting Senior Indebtedness. We expect from time to time to incur additional indebtedness. The indenture does not limit or prohibit us from incurring additional Senior Indebtedness or other indebtedness. See "Risk Factors -- Risks Related to the Notes and the Offering -- The Notes are Subordinated to Senior Indebtedness."

OPTIONAL REDEMPTION OF THE NOTES

     At any time on or after May 7, 2006, subject to the consent of the lenders under our credit facility, we may redeem the notes in whole, or from time to time, in part, at our option on at least 30 days' notice. The redemption price, expressed as a percentage of the principal amount, will be as follows:

             REDEMPTION PERIOD                               REDEMPTION PRICE
             -----------------                               ----------------
             May 7, 2006 through April 30, 2007......              102%
             May 1, 2007 through April 30, 2008......              101%

and 100% of the principal amount on or after May 1, 2008, plus accrued and unpaid interest, if any, thereon to the redemption date.

     If we opt to redeem less than all of the notes at any time, the trustee will select or cause to be selected the notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the trustee may provide for selection for redemption of portions of the principal amount of any note of a denomination larger than $1,000.

REPURCHASE OF NOTES AT THE OPTION OF THE HOLDER

     A holder has the right to require us to repurchase all or a portion of the notes on May 1 of 2009, 2012 and 2017. We will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes on the date of purchase, plus accrued and unpaid interest, if any, to the date of repurchase. To exercise the repurchase right, the holder of a note must deliver, during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the business day before the repurchase date, a written notice to us and the trustee of such holder's exercise of the repurchase right. This notice must be accompanied by certificates evidencing the note or notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder at any time on or before the close of business on the business day preceding the repurchase date.

     We may not repurchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making payments of principal in respect of the notes. If we fail to repurchase the notes when required under the preceding paragraph, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

MANDATORY REDEMPTION

     Except as set forth under "Right to Require Purchase of Notes upon a Change in Control" and "Repurchase of Notes at the Option of the Holder," we are not required to make mandatory redemption of, or sinking fund payments with respect to, the notes.

RIGHT TO REQUIRE PURCHASE OF NOTES UPON A CHANGE IN CONTROL

     If a change in control (as defined below) occurs, each holder of notes may require that we repurchase the holder's notes on the date fixed by us that is not less than 45 nor more than 60 days after we give notice of the change in control. We will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes on the date of purchase, plus accrued and unpaid interest, if any, to the date of repurchase.

     "Change in control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or "substantially" all of the assets of Waste Connections and its subsidiaries, taken as a whole, to any person or group of related persons, as defined in Section 13(d) of the Securities Exchange Act of 1934; (ii) the approval by the holders of capital stock of Waste Connections of any plan or proposal for the liquidation or dissolution of Waste Connections (whether or not otherwise in compliance with the provisions of the applicable indenture); (iii) any person or group shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by Waste Connections' issued and outstanding voting stock of, or any successor to, all or substantially all of Waste Connections' assets; or (iv) the first day on which a majority of the members of Waste Connections' board of directors are not continuing directors.

     The definition of change of control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of Waste Connections and its subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Waste Connections to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Waste Connections and its subsidiaries taken as a whole to another person or group may be uncertain.

     "Continuing directors" means, as of any date of determination, any member of the board of directors of Waste Connections who (i) was a member of such board of directors on the date of the original issuance of the notes or (ii) was nominated for election or elected to such board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination or election.

     On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the notes which is to be paid on the date of repurchase.

     We may not repurchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making payments of principal in respect of the notes. If we fail to repurchase the notes when required under the preceding paragraph, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

     On or before the 30th day after the change in control, we must mail to the trustee and all holders of the notes a notice of the occurrence of the change in control, stating:

     o    the repurchase date;

     o    the date by which the repurchase right must be exercised;

     o    the repurchase price for the notes; and

     o the procedures which a holder of notes must follow to exercise the repurchase right.

     To exercise the repurchase right, the holder of a note must deliver, on or before the third business day before the repurchase date, a written notice to us and the trustee of the holder's exercise of the repurchase right. This notice must be accompanied by certificates evidencing the note or notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder at any time on or before the close of business on the business day preceding the repurchase date.

     The effect of these provisions granting the holders the right to require us to repurchase the notes upon the occurrence of a change in control may make it more difficult for any person or group to acquire control of us or to effect a business combination with us. Moreover, under the indenture, we will not be permitted to pay principal of or interest on, or otherwise acquire the notes, including any repurchase at the election of the holders of notes upon the occurrence of a change in control, if a payment default on our Senior Indebtedness has occurred and is continuing, or if our Senior Indebtedness is not paid in full in the event of our insolvency, bankruptcy, reorganization, dissolution or other winding up. Our ability to pay cash to holders of notes following the occurrence of a change in control may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. See "Risk Factors -- We may not be able to repurchase the notes when required to."

     If a change in control occurs and the holders exercise their rights to require us to repurchase notes, we intend to comply with applicable tender offer rules under the Securities Exchange Act of 1934 with respect to any repurchase.

     The term "beneficial owner" shall be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Securities Exchange Act of 1934 or any successor provision, except that a person shall be deemed to have "beneficial ownership" of all shares of our common stock that the person has the right to acquire, whether exercisable immediately or only after the passage of time.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may, without the consent of the holders of any of the notes, consolidate with, or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, if:

     o we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, is a corporation organized under the laws of any U.S. jurisdiction and expressly assumes our obligations under the indenture and the notes by means of a supplemental indenture entered into with the trustee; and

     o after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

     Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Waste Connections under the indenture. If the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the indenture and the notes.

MODIFICATION AND WAIVER

     We and the trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. Without the consent of each holder of an outstanding note, however, no supplemental indenture may, among other things:

     o change the stated maturity of the principal of, or any installment of interest on, any note;

     o reduce the principal amount of, or the premium or rate of interest on, any note;

     o change the currency in which the principal of any note or any premium or interest is payable;

     o impair the right to institute suit for the enforcement of any payment on or with respect to any note when due;

     o adversely affect the right provided in the indenture to convert any note;

     o modify the subordination provisions of the indenture in a manner adverse to the holders of the notes;

     o modify the provisions of the indenture relating to our requirement to offer to repurchase notes upon a change in control in a manner adverse to the holders of the notes;

     o reduce the percentage in principal amount of the outstanding notes necessary to modify or amend the indenture or to consent to any waiver provided for in the indenture; or

     o waive a default in the payment of principal of, or any premium or interest on, any note.

     The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:

     o waive compliance by us with restrictive provisions of the indenture other than as provided in the preceding paragraph; and

     o waive any past default under the indenture and its consequences, except a default in the payment of the principal of or any premium or interest on any note or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

     Without the consent of any holders of notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

     o to cure any ambiguity, omission, defect or inconsistency in the indenture;

     o to evidence a successor to us and the assumption by the successor of our obligations under the indenture and the notes;

     o to make any change that does not adversely affect the rights of any holder of the notes;

     o to comply with any requirement in connection with the qualification of the indenture under the Trust indenture Act; or

     o to complete or make provision for certain other matters contemplated by the indenture.

EVENTS OF DEFAULT

     Each of the following is an "event of default":

          (1) a default in the payment of any interest upon any of the notes when due and payable, continued for 30 days;

          (2) a default in the payment of the principal of and premium, if any, on any of the notes when due, including on a redemption date;

          (3) failure to pay when due the principal of or interest on indebtedness for money borrowed by us or our subsidiaries in excess of $20.0 million, or the acceleration of that indebtedness that is not withdrawn within 15 days after the date of written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding notes;

          (4) a default by us in the performance, or breach, of any of our other covenants in the indenture which are not remedied by the end of a period of 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding notes; or

          (5) events of bankruptcy, insolvency or reorganization of Waste Connections or any significant subsidiary of Waste Connections.

     If an event of default described in clauses (1), (2), (3) or (4) occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal amount of, and accrued interest on, all notes to be immediately due and payable. This declaration may be rescinded if the conditions described in the indenture are satisfied. If an event of default of the type referred to in clause (5) occurs, the principal amount of and accrued interest on the outstanding notes will automatically become immediately due and payable.

     "Significant subsidiary" means a "significant subsidiary" as defined in Regulation S-X under the Securities Exchange Act of 1934.

     Within 90 days after a default, the trustee must give to the registered holders of notes notice of all uncured defaults known to it. The trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the best interests of the registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any redemption obligation.

     The holders of not less than a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the notes unless the holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due or the right to convert a note in accordance with the indenture, no holder may institute a proceeding or pursue any remedy with respect to the indenture or the notes unless it complies with the conditions provided in the indenture, including:

     o holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy; and

     o holders have offered the trustee security or indemnity satisfactory, to the trustee against any loss, liability or expense.

     We are required to deliver to the trustee annually a certificate indicating whether the officers signing the certificate know of any default by us in the performance or observance of any of the terms of the indenture. If the officers know of a default, the certificate must specify the status and nature of all defaults.

BOOK ENTRY, DELIVERY AND FORM

     We issued the notes sold in the United States in reliance on Rule 144A in the form of global notes. The global notes were deposited with, or on behalf of, the clearing agency registered under the Securities Exchange Act of 1934 that is designated to act as depositary for the notes and registered in the name of the depositary or its nominee. The DTC was the initial depositary.

     Investors who are "qualified institutional buyers" (as defined in Rule 144A under the Securities Act of 1933) and who purchase notes in reliance on Rule 144A under the Securities Act of 1933, may hold their interests in a global note directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

     Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     DTC has advised us that DTC is:

     o a limited-purpose trust company organized under the laws of the State of New York;

     o    a member of the Federal Reserve System;

     o a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     o a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

     DTC was created to hold securities of institutions that have accounts with DTC and to facilitate the clearance and settlement of securities transactions among its participants in securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, whether directly or indirectly.

     We expect that pursuant to the procedures established by DTC (1) upon the issuance of a global note, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants and (2) ownership of beneficial interests in a global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and the participants (with respect to the owners of beneficial interests in the global note other than participants). The accounts to be credited will be designated by the initial purchasers of the beneficial interests. Ownership of beneficial interests in a global note is limited to participants or persons that may hold interests through participants.

     So long as DTC or its nominee is the registered holder and owner of a global note, DTC or its nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in a global note will not be entitled to receive definitive notes and will not be considered to be the owners or holders of any notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take the action, and that participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a global note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture.

     We will make payments of the principal of, and interest on, the notes represented by a global note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

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

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in a global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for accounts of customers registered in the names of nominees for these customers. The payments, however, will be the responsibility of the participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for:

     o any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global note;

     o maintaining, supervising or reviewing any records relating to the beneficial ownership interests;

     o    any other aspect of the relationship between DTC and its participants;
          or

     o the relationship between the participants and indirect participants and the owners of beneficial interests in a global note.

     Unless and until it is exchanged in whole or in part for definitive notes, a global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

     Participants in DTC will effect transfers with other participants in the ordinary way in accordance with DTC rules and will settle transfers in same-day funds. If a holder requires physical delivery of a definitive note for any reason, including to sell notes to persons in jurisdictions which require physical delivery or to pledge notes, the holder must transfer its interest in a global note in accordance with the normal procedures of DTC and the procedures set forth in the indenture.

     We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose accounts at the DTC interests in a global note are credited and only in respect of the portion of the aggregate the principal amount of the notes as to which the participant or participants has or have given direction. If there is an event of default under the notes, however, DTC will exchange the global notes for definitive notes, which it will distribute to its participants. These definitive notes are subject to certain restrictions on registration of transfers and will bear appropriate legends restricting their transfer. Neither we nor the trustee have any responsibility for the performance by DTC nor its participants or indirect participants of its obligations under the rules and procedures governing its operations.

     If DTC is at any time unwilling or unable to continue as a depositary for global notes or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we do not appoint a successor depositary within 90 days, we will issue definitive notes in exchange for the global notes. The definitive notes will be subject to certain restrictions on registration of transfers and will bear appropriate legends concerning these restrictions.

REGISTRATION RIGHTS

     We entered into a registration rights agreement with the initial purchaser of the notes for the benefit of the holders of the notes and the common stock issuable on conversion of the notes. Under such agreement, at our cost, we:

     o filed a shelf registration statement with the SEC covering resales of the notes and the common stock issuable on conversion of the notes;

     o used all reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act of 1933; and

     o will use all reasonable efforts to keep the shelf registration statement effective after its effective date until April 30, 2004, or such shorter period ending when (i) all of the notes covered by the shelf registration statement have been sold in the manner disclosed in the registration statement, or (ii) the date on which all the notes
          (x) held by persons who are not affiliates of Waste Connections may be resold pursuant to Rule 144(k) under the Securities Act or (y) cease to be outstanding.

     We have the right to suspend use of the shelf registration statement, during specified periods of time relating to pending corporate developments and public filings with the SEC and similar events. If we fail to keep the shelf registration statement effective or usable

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
in accordance with and during the periods specified in the registration rights agreement, then, in each case, we will pay liquidated damages to all holders of notes and all holders of common stock issued on conversion of the notes equal to 0.5% of the aggregate principal amount of notes per annum until such failure is cured.

     A holder who elects to sell any securities pursuant to the shelf registration statement:

     o    will be required to be named as selling security holder;

     o    will be required to deliver a prospectus to purchasers;

     o will be subject to the civil liability provisions under the Securities Act of 1933 in connection with any sales; and

     o will be bound by the provisions of the registration rights agreement, which are applicable, including indemnification obligations.

     We refer to the notes and the common stock issuable on conversion of the notes as registrable securities. Promptly upon request from any holder of registrable securities, we will provide a form of notice and questionnaire to be completed and delivered by that holder to us at least three business days before any intended distribution of registrable securities under the shelf registration statement. If we receive from a holder of registrable securities a completed questionnaire, together with other information that we reasonably request, after the effectiveness of the shelf registration statement, we will file an amendment to the shelf registration statement, or supplement to the related prospectus, to permit the holder to deliver a prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in the prospectus and therefore will not be permitted to sell any registrable securities under the shelf registration statement.

GOVERNING LAW

     The indenture and the notes are governed by and will be construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 7,500,000 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

     As of December 19, 2003, there were 28,652,495 shares of our common stock outstanding held of record by approximately 85 holders.

     The holders of our common stock are entitled to one vote per share held on all matters submitted to a vote of our stockholders. Cumulative voting for the election of directors is not permitted. Holders of our common stock are entitled to receive pro rata dividends when, as and if declared by our board of directors out of any funds that we can legally use to pay dividends. We may pay dividends in cash, stock or other property. In some cases, holders of common stock may not receive dividends until we have satisfied our obligations to any holders of our preferred stock. If we liquidate, dissolve or wind up our business, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of our preferred stock.

     Holders of our common stock have no preemptive rights to subscribe for additional shares of our stock or other securities of ours, except as may be granted by our board of directors. The common stock has no conversion rights and is not redeemable. There are no sinking fund provisions applicable to our common stock. There is no restriction on our purchase of shares of our common stock except for regulatory limits. All outstanding shares of our common stock are fully paid and non-assessable.

PREFERRED STOCK

     We may, by resolution of our board of directors, and without any further vote or action by our stockholders, authorize and issue, subject to limitations prescribed by law, up to an aggregate of 7,500,000 shares of preferred stock, in one or more series. The board of

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

directors determines the rights, privileges and limitations of preferred stock, including dividend rights, conversion rights, voting rights, conversion privileges, redemption rights, liquidation rights and/or sinking fund rights. Preferred stock may be issued in the future in connection with acquisitions, financings or other matters that the board of directors believes appropriate. No shares of preferred stock are outstanding and we presently have no plans to issue shares of preferred stock.

     One effect of having preferred stock authorized is that the board of directors alone may be able to authorize the issuance of preferred stock in ways that render more difficult or discourage an attempt to obtain control of Waste Connections by a tender offer, proxy contest, merger or otherwise, and thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the voting and other rights of holders of common stock. For example, preferred stock may rank prior to the common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into common stock. Accordingly, the issuance of preferred stock may discourage bids for the common stock or otherwise adversely affect the market price of the common stock.

LIMITATION ON LIABILITY

     Our certificate of incorporation provides that a director will not be personally liable to Waste Connections or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

     o for any breach of the director's duty of loyalty to the company or our stockholders;

     o for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

     o for unlawful payments of dividends, stock purchases or redemptions prohibited by Delaware corporate law; or

     o for any transaction from which the director derived an improper personal benefit.

     If the Delaware General Corporation Law is amended in the future to permit further limitation of the personal liability of directors, the liability of a director of Waste Connections will be eliminated or limited to the fullest extent permitted by that amended law.

CERTAIN STATUTORY, CHARTER AND BY-LAW PROVISIONS

     CLASSIFIED BOARD OF DIRECTORS. Our certificate of incorporation provides that our board of directors will be divided into three classes serving staggered terms, and that the number of directors in each class will be as nearly equal as is possible based on the number of directors constituting the entire board of directors. At each annual meeting of stockholders, successors to directors of the class whose term expires at such meeting will be elected to serve for three-year terms.

     The classification of directors makes it more difficult for stockholders to change the composition of the board of directors. At least two annual meetings of stockholders, instead of one, will generally be required to change the majority of the board of directors. This delay helps ensure that Waste Connections' directors, if confronted by a third party attempting to force a proxy contest, a tender or exchange offer or other extraordinary corporate transaction, would have sufficient time to review the proposal and available alternatives and to act in what they believe to be the best interests of the stockholders. Classification, however, could also discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Waste Connections, even though that attempt might benefit Waste Connections and our stockholders. The classification of the board of directors could thus make it more likely that incumbent directors will retain their positions.

     NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES. Our certificate of incorporation provides that the number of directors will be fixed from time by a majority of the directors then in office, and may not be less than three or more than nine unless approved by at least two-thirds of the directors then in office. In addition, newly created directorships resulting from an increase in the authorized number of directors, vacancies on the board of directors resulting from death, resignation, retirement, disqualification or removal of directors or any other cause may be filled only by the board of directors (and not by the stockholders unless there are no directors in office), if a quorum is then in office and present, or by a majority of the directors then in office, if less than a quorum is then in office, or by the sole remaining director. Accordingly, the board of directors could prevent any stockholder from enlarging the board of directors and filling the new directorships with that stockholder's own nominees.

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

     Our certificate of incorporation allows directors to be removed only for cause and only on the affirmative vote of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

     The provisions in our certificate of incorporation governing the number of directors, their removal and the filling of vacancies may discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Waste Connections, or attempting to change the composition or policies of the board of directors, even though those attempts might benefit Waste Connections or our stockholders. These provisions of our certificate of incorporation could thus increase the likelihood that incumbent directors retain their positions.

     LIMITATIONS ON SPECIAL MEETINGS; NO STOCKHOLDER ACTION BY WRITTEN CONSENT. Our certificate of incorporation and the By-Laws provide that only a majority of the board of directors or the President or Chairman of the board of directors may call a special meeting of stockholders, only matters stated in the notice of meeting or properly brought before the meeting by or at the direction of the board of directors may be transacted at the meeting, and stockholder action may be taken only at a duly called and convened meeting and may not be taken by written consent. These provisions, taken together, prevent stockholders from forcing consideration of stockholder proposals over the opposition of the board of directors, except at an annual meeting.

     ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER PROPOSALS. The By-Laws establish an advance notice procedure for stockholders to make nominations of candidates for election as a director, or to bring other business before an annual meeting of stockholders. In general, only persons nominated by or at the direction of the board of directors, any committee appointed by the board of directors, or a stockholder who has given timely written notice to the Secretary of Waste Connections, may be elected as directors. At an annual meeting, only business that has been brought before the meeting by, or at the direction of, the board of directors, any committee appointed by the board of directors, or a stockholder who has given timely written notice to the Secretary of Waste Connections, may be conducted. To be timely, notice of stockholder nominations or proposals to be made at an annual or special meeting must be received by Waste Connections not less than 60 days nor more than 90 days before the scheduled date of the meeting (or, if less than 70 days' notice or prior public disclosure of the date of the meeting is given, then the 15th day following the earlier of the day the notice was mailed or the day the public disclosure was made).

     By requiring advance notice of nominations by stockholders, the stockholder notice procedure gives the board of directors an opportunity to consider the qualifications of the proposed nominees and inform stockholders about those qualifications. By requiring advance notice of other proposed business, the stockholder notice procedure provides a more orderly procedure for conducting annual meetings of stockholders. It also gives the board of directors an opportunity to inform stockholders in advance of any business proposed to be conducted at meetings, together with the board of directors' recommendations regarding action to be taken with respect to that business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any business.

     Although the By-Laws do not give the board of directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, the stockholder notice procedure may preclude a contest for the election of directors or the consideration of stockholder proposals. It may also discourage or deter a third party from soliciting proxies to elect its own slate of directors or to approve its own proposal, even though consideration of those nominees or proposals might benefit Waste Connections and our stockholders.

     CERTAIN PROVISIONS RELATING TO POTENTIAL CHANGE OF CONTROL. Our certificate of incorporation authorizes the board of directors and any board of directors committee to take action it determines to be reasonably necessary or desirable to encourage any person or entity to enter into negotiations with the board of directors and management about transactions that may result in a change of control of Waste Connections. The board of directors and its committees may also contest or oppose any such transaction that the board of directors determines to be unfair, abusive or otherwise undesirable to Waste Connections, our business, assets, properties or stockholders. The board of directors or any board of directors committee may adopt plans to issue securities of Waste Connections, and to determine the terms and conditions on which those securities may be exchangeable or convertible into cash or other securities. In addition, the board of directors or any board of directors committee may treat any holder or class of holders of those designated securities differently than all other security holders in respect of the terms, conditions, provisions and rights of those securities.

     This authority is intended to give the board of directors flexibility to act in the best interests of stockholders in the event of a potential change of control. These provisions may, however, deter potential acquirors from proposing unsolicited transactions not approved by the board of directors and might enable the board of directors to hinder or frustrate such a transaction if proposed.

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

     AMENDMENT OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS. Our certificate of incorporation contains provisions requiring the affirmative vote of the holders of at least 66 2/3% of the voting power of the voting stock to amend some provisions of the certificate of incorporation (including the provisions discussed above relating to the size and classification of the board of directors, replacement and/or removal of board of directors members, action by written consent, special stockholder meetings, the authorization by the board of directors to take steps to encourage or oppose transactions that may result in a change of control of Waste Connections, and limitation of the liability of directors) or to amend any provision of the By-Laws by action of stockholders. These provisions make it more difficult for stockholders to make changes in our certificate of incorporation and the By-Laws, including changes designed to facilitate the exercise of control over Waste Connections.

     Waste Connections is a Delaware corporation and is subject to section 203 of the Delaware General Corporation Law. Section 203 generally prevents a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of the outstanding voting stock of a corporation from engaging in some types of business combinations with the corporation for three years after the date that person became a 15% stockholder, subject to some exceptions. Business combinations covered by section 203 include a wide variety of transactions with or caused by a 15% stockholder, including mergers, asset sales and other transactions in which that Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation possibly with retroactive effect. Except as specifically discussed below with regard to non-U.S. holders, this summary applies only to beneficial owners that will hold notes and common stock into which the notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended,) and who, for U.S. federal income tax purposes, are (i) individual citizens or residents of the U.S., (ii) corporations created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) estates, the income of which is subject to U.S. federal income taxation regardless of the source of such income or (iv) trusts, the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons with authority to control all substantial decisions or any trust that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person ("U.S. holders").

     Persons other than U.S. holders are subject to special U.S. federal income tax considerations, some of which are discussed below. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, such as banks or other financial institutions, holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, regulated investment companies, foreign persons or entities (except to the extent specifically set forth below), dealers in securities, commodities or currencies, initial holders whose "functional currency" is not the U.S. dollar, persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell notes or common stock under the constructive sale provisions of the Internal Revenue Code of 1986. This summary is limited to the tax considerations applicable to holders of the notes who purchase the notes upon their initial issuance at the initial offering price of the notes. We have not sought any ruling from the IRS or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the federal estate or gift tax laws or the tax laws (except as set forth below with respect to non-U.S. holders) of any applicable foreign, state, local or other jurisdiction.

     If a partnership (including for this purpose any entity, foreign or domestic, classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owner for United States federal income tax purposes. A holder of the notes or common stock into which the notes may be converted that is a partnership, and the partners in such partnership, should consult their individual tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes (and the common stock into which the notes may be converted).

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

     INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL, ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. HOLDERS

TAXATION OF INTEREST

     Except as provided below under the heading "Original Issue Discount," interest on a note will be includible in a U.S. holder's income as ordinary interest income when actually or constructively received, if such holder uses the cash method of accounting for federal income tax purposes, or when accrued, if such holder uses an accrual method of accounting for federal income tax purposes.

VARIABLE RATE DEBT INSTRUMENT

     A note is a "variable rate debt instrument" (within the meaning of the Treasury Regulations released by the IRS under the original discount provisions of the Internal Revenue Code of 1986) if all of the four following conditions are met:

     o First, the "issue price" of the note, as described below, must not exceed the total non-contingent principal payments by more than an amount equal to the lesser of (i) .015 multiplied by the product of the total non-contingent principal payments and the number of complete years to maturity from the issue date, or, in the case of a note that provides for payment of any amount other than qualified stated interest before maturity, its weighted average maturity, and (ii) 15% of the total non-contingent principal payments.

     o Second, the note must provide for stated interest, compounded or paid at least annually, at (a) one or more qualified floating rates, (b) a single fixed rate and one or more qualified floating rates, (c) a single objective rate or (d) a single fixed rate and a single objective rate that is a "qualified inverse floating rate" as defined below.

     o Third, the note must provide that a qualified floating rate or objective rate in effect at any time during the term of the note is set at the value of the rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

     o Fourth, the note may not provide for any principal payments that are contingent except as provided in the first requirement set forth above.

     Subject to certain exceptions, a variable rate of interest on a note is a "qualified floating rate" if variations in the value of the rate can reasonably be expected to measure contemporaneous fluctuations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated. A variable rate will be considered a qualified floating rate if the variable rate equals (i) the product of a qualified floating rate and a fixed multiple that is greater than 0.65, but not more than 1.35 or (ii) the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate. In addition, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the note (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the note's issue date) will be treated as a single qualified floating rate. Despite the foregoing, a variable rate will not be considered a qualified floating rate if the variable rate is subject to a cap, floor, governor (i.e., a restriction on the amount of increase or decrease in the stated interest rate) or similar restriction that is reasonably expected as of the issue date to cause the yield on the note to be significantly more or less than the expected yield determined without the restriction, other than a cap, floor or governor that is fixed throughout the term of the note.

     Subject to certain exceptions, an "objective rate" is a rate, other than a qualified floating rate, that is determined using a single fixed formula and that is based on objective financial or economic information that is neither within our control (or the control of a related party) nor unique to our circumstances (or the circumstances of a related party). For example, an objective rate generally includes a rate that is based on one or more qualified floating rates or on the yield of actively traded personal property within the meaning of Section 1092(d)(1) of the Internal Revenue Code of 1986. Notwithstanding the first sentence of this paragraph, a rate on a note is not an objective rate if it is reasonably expected that the average value of the rate during the first half of the note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the note's term. An objective rate is a "qualified inverse floating rate" if (a) the rate is equal to a fixed rate minus a qualified floating rate and (b) the variations in the rate can reasonably be expected to reflect inversely contemporaneous variations in the cost of newly borrowed funds, disregarding any caps, floors, governors or similar restrictions that would not, as described above, cause a rate to fail to be a qualified floating rate.

     If interest on a note is stated at a fixed rate for an initial period of one year or less, followed by a variable rate that is either a qualified floating rate or an objective rate for a subsequent period, and the value of the variable rate on the issue date is intended to approximate the fixed rate, the fixed rate and the variable rate together constitute a single qualified floating rate or objective rate.

     We believe that the variable rate on the notes will constitute a qualified floating rate and that the notes will constitute variable rate debt instruments. If the notes are not variable rate debt instruments, the notes will be taxable under the rules applicable to contingent payment debt instruments and accrual of interest would be determined using the noncontingent bond method, which method generally requires interest to be included in the income of a holder according to a projected payment schedule, subject to adjustment at year-end to reflect actual payments made during the year.

ORIGINAL ISSUE DISCOUNT

     The notes may be issued with original issue discount within the meaning of
Section 1273(a) of the Internal Revenue Code of 1986. Original issue discount with respect to a note is the excess, if any, of the note's "stated redemption price at maturity" over the note's "issue price." A note's "stated redemption price at maturity" is the sum of all payments provided by the note, whether designated as interest or as principal, other than payments of qualified stated interest (i.e., stated interest that is unconditionally payable in cash or other property (other than debt instruments of the issuer) at least annually at a single, fixed rate). The "issue price" of a note is the first price at which a substantial amount of the notes in the issuance that includes such note is sold for money, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

     As described more fully below, U.S. holders of notes with original issue discount that mature more than one year from their issue date generally will be required to include such original issue discount in income as it accrues in accordance with the constant yield method described below, irrespective of the receipt of the related cash payments. A U.S. holder's tax basis in a note is increased by each accrual of original issue discount and decreased by each payment other than a payment of qualified stated interest.

     The amount of original issue discount with respect to a note will be treated as zero if the original issue discount is less than an amount equal to ..0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity, or, in the case of a note that provides for payment of any amount other than qualified stated interest prior to maturity, the weighted average maturity of the note. If the amount of original issue discount with respect to a note is less than that amount, the original issue discount that is not included in payments of stated interest is generally included in income as capital gain as principal payments are made. The amount includible with respect to a principal payment equals the product of the total amount of original issue discount and a fraction, the numerator of which is the amount of such principal payment and the denominator of which is the stated principal amount of the note.

     The taxation of original issue discount, including interest that does not constitute qualified stated interest, on a floating rate note will depend on whether the note is a "variable rate debt instrument," as that term is defined above under the heading "Variable Rate Debt Instrument."

     If a variable rate debt instrument provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof, any stated interest on the note which is unconditionally payable in cash or property, other than debt instruments of the issuer, at least annually will constitute "qualified stated interest" and will be taxed accordingly. Thus, assuming that the notes constitute variable rate debt instruments, the notes will generally not be treated as having been issued with original issue discount unless the notes are issued at a "true" discount (i.e., at a price below the variable rate debt instrument's stated principal amount) in excess of a specified de minimis amount. Original issue discount on the notes arising from "true" discount, if any, will be allocated to an accrual period using the constant yield method described above by assuming that the variable rate is a fixed rate equal to the value, as of the issue date, of the qualified floating rate. Qualified stated interest allocable to an accrual period is increased, or decreased, if the interest actually paid during an accrual period exceeds, or is less than, the interest assumed to be paid during the accrual period.

LIQUIDATED DAMAGES

     Our failure to file or cause to be declared effective a shelf registration statement as described under "Description of Notes -- Registration Rights" may result in the payment of predetermined liquidated damages in the manner described therein. In addition, a holder may require us to redeem any and all of his notes in the event of a change in control. Under Treasury Regulations, the possibility of an additional payment under a note may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by a holder in respect of such note (or the timing of such recognition) if the likelihood of the payment, as of the date the notes are issued, is remote. We believe that the likelihood of a liquidated damages payment with respect to the notes is remote and do not intend to treat such possibility as affecting the yield to maturity of any note. Similarly, we intend to take the position that a change in control is remote under the Treasury Regulations, and likewise do not intend to treat the possibility of a change in control as affecting the yield to maturity of any note. In the event either contingency occurs, it would affect the amount and timing of the income that must be recognized by a U.S. holder of notes. Our determination that there is a remote likelihood of paying additional interest on the notes is binding on each U.S. holder unless the holder explicitly discloses in the manner required by applicable Treasury Regulations that its determination is different from ours. The IRS, however, may take a contrary position from that described above, which could affect the timing and character of each U.S. holder's income from the notes and our deduction with respect to additional payments under the notes.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

     Upon the sale, exchange (other than a conversion) or redemption of a note, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (ii) such holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note generally will equal the cost of the note to such holder increased by the amount of original issue discount included in income (and accrued market discount, if any, if the U.S. holder has included such market discount in income) and decreased by the amount of any payments, other than qualified stated interest payments, received with respect to the note. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period in the note is more than one year at the time of sale, exchange or redemption. Long term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a maximum federal rate of tax of 15%. The deductibility of capital losses is subject to limitations.

MARKET DISCOUNT

     The resale of the notes may be affected by the impact on a purchaser of the "market discount" provisions of the Internal Revenue Code of 1986. For this purpose, the market discount on the notes generally will be equal to the amount, if any, by which the stated redemption price at maturity of the notes immediately after acquisition (other than at original issue) exceeds the holder's adjusted tax basis in the notes. Subject to a de minimis exception, these provisions generally require a U.S. holder who acquires notes at a market discount to treat as ordinary income any gain recognized on the disposition of such notes to the extent of the "accrued market discount" on such notes at the time of disposition, unless the holder elects to include accrued market discount in income currently. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the notes at the time of acquisition, or, at the election of the holder, under constant yield method. A holder who acquires notes at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the notes until such notes are disposed of in a taxable transaction. If a holder acquires notes with market discount and receives our common stock upon conversion of such notes, the amount of accrued market discount not previously included in income with respect to the converted notes through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

AMORTIZABLE PREMIUM

     A holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize such premium from the purchase date to the note's maturity date under a constant yield method that reflects semiannual compounding based on the note's payment period. An amortizable premium, however, will not include any premium attributable to a note conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note's purchase price over what the note's fair market value would be if there were no conversion feature. An amortizable premium is treated as an offset to interest income on a note and not as a separate deduction. The election to amortize a premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

DEDUCTIBILITY OF INTEREST

     Under Section 279 of the Internal Revenue Code of 1986, deductions otherwise allowable to a corporation for interest may be reduced or eliminated with respect to corporate acquisition indebtedness, which indebtedness generally includes any indebtedness that is:

     o issued to provide consideration for the direct or indirect acquisition of stock or assets of another corporation;

     o subordinated to the claims of trade creditors of the issuing corporation generally or expressly subordinated to any substantial amount of unsecured indebtedness, whether outstanding or subsequently issued, of the issuing corporation;

     o convertible directly or indirectly into the stock of the issuing corporation; and

     o issued by a corporation that has a debt to equity ratio that exceeds 2 to 1 or as to which the projected earnings do not exceed three times the annual interest to be paid or accrued by the corporation.

     Our ability to deduct all of the interest payable on the notes will depend on the application of the foregoing tests to us. We do not anticipate that the
Section 279 rules will apply to limit the deductibility of any of our interest payments on the notes. The application of these rules, however, is subject to uncertainties and depends on various factual matters, so that there is no assurance that Section 279 will not apply. A limitation on the deductibility of our interest payments could have an adverse effect on us.

     Under Section 163(l) of the Internal Revenue Code of 1986, no deduction is permitted for interest paid or accrued on any indebtedness of a corporation that is payable in equity of the issuer or a related party. Debt is treated as debt payable in equity of the issuer if the debt is part of an arrangement designed to result in payment of the instrument with or by reference to the equity. Such arrangements could include debt instruments that are convertible at the holder's option if it is substantially certain that the option will be exercised. The legislative history indicates that Section 163(l) of the Internal Revenue Code of 1986 will not affect debt with a conversion feature where the conversion price is significantly higher than the market price of the stock on the date of the debt issuance. Accordingly, we do not believe that our interest deduction with respect to interest payments on the notes will be adversely affected by these rules; there can be no assurance, however, that the IRS will not take a contrary position.

CONVERSION OF THE NOTES

     A U.S. holder generally should not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. A U.S. holder's tax basis in the common stock received on conversion of a note should be the same as such holder's adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion should generally include the holding period of the note converted.

     Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share).

CONSTRUCTIVE DIVIDENDS ON THE NOTES

     The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Internal Revenue Code of 1986 and the Treasury Regulations issued thereunder may treat the holders of the notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits, if, and to the extent that certain adjustments in the conversion price, which may occur in limited, increase the proportionate interest of a holder of notes in the fully diluted common stock, whether or not such holder ever exercises its conversion privilege. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will not generally be considered to result in a constructive dividend distribution. Certain adjustments set forth in the notes, including, without limitation, adjustments with respect of taxable dividends to our stockholders, will not qualify as a bona fide reasonable adjustment formula. If such adjustments are made, U.S. holders of the notes may recognize income in the event of a constructive distribution even though they may not receive any cash or property. Moreover, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holder of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings profits.

DISTRIBUTIONS ON COMMON STOCK

     Distributions, if any, made on the common stock after a conversion will generally be included in the income of a U.S. holder as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. holder's basis in the common stock, and thereafter as capital gain. A dividend distribution to a corporate U.S. holder may qualify for a dividends received deduction. A dividend distribution to a U.S. holder may qualify for a reduced rate of 15% on "qualified dividends."

SALE OF COMMON STOCK

     Upon the sale or exchange of common stock, a U.S. holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such U.S. holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period in common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a maximum federal rate of tax of 15%. A U.S. holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes." The deductibility of capital losses is subject to limitations.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Backup withholding of U.S. federal income tax (at a rate of up to 28%) may apply to payments regarding a note or common stock to a U.S. holder that is not an exempt recipient and that fails to provide certain identifying information (such as the holder's taxpayer identification number) in the manner required. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number certified under penalties of perjury within a reasonable time after the request therefor, (ii) fails to report property interest or dividends, (iii) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the taxpayer identification number furnished is the correct number and that such holder is not subject to backup withholding or
(iv) if the IRS provides notification that the U.S. holder has furnished us with an incorrect taxpayer identification number. Backup withholding is not an additional tax and any amount withheld from a payment to a holder under the backup withholding rules will be allowed as a refund or credited against the holder's federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations and tax exempt organizations, provided their exemptions from backup withholding are properly established.

     Each calendar year, we will report to the U.S. holders of notes and common stock and to the IRS the amount of our reportable payments, including interest payments, dividend payments, proceeds from the disposition of the notes or common stock to or through a broker and, under certain circumstances, principal payments on the notes, and the amount of tax withheld, if any, with respect to such payments.

SPECIAL TAX RULES APPLICABLE TO NON-U.S. HOLDERS

     The following discussion is limited to the United States federal income tax consequences relevant to a non-U.S. holder.

TAXATION OF INTEREST

     In general, subject to the discussion below concerning backup withholding, payments of interest (including original issue discount, if any) on the notes by us or any paying agent to a beneficial owner of a note that is a non-U.S. holder will not be subject to U.S. withholding tax, provided that, (i) such non-U.S. holder does not own, actually or constructively, 10% or more of our total combined voting power of all classes of stock entitled to vote within the meaning of Section 871(h)(3) of the Internal Revenue Code of 1986, (ii) such non-U.S. holder is not a controlled foreign corporation with respect to which we are a related person within the meaning of the Internal Revenue Code of 1986,
(iii) such non-U.S. holder is not a bank receiving interest described in Section 881(c)(3)(A) of the

Internal Revenue Code of 1986, and (iv) the certification requirements under
Section 871(h) or Section 881(c) of the Internal Revenue Code of 1986 and Treasury Regulations thereunder (discussed below) are satisfied.

     Interest on notes not excluded from U.S. withholding tax as described above generally will be subject to U.S. withholding tax at a rate of 30%, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax.

     To satisfy the certification requirements referred to in (iv) above, Sections 871(h) and 881(c) of the Internal Revenue Code of 1986 and the Treasury Regulations thereunder require that either (i) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a non-U.S. holder and must provide such owner's name and address, and U.S. taxpayer identification number, if any, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN or successor form, under penalties of perjury, that it is a non-U.S. holder and provides its name and address or any financial institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

     The Treasury Regulations provide alternative methods for satisfying the certification requirements described above. The Treasury Regulations also require, in the case of notes held by a foreign partnership, that (i) the certification be provided by the partners rather than by the foreign partnership and (ii) the partnership provide certain information, including a taxpayer identification number. A look-through rule applies in the case of tiered partnerships.

     If a non-U.S. holder of a note is engaged in a trade or business in the U.S. and if interest on the note is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the U.S.), the non-U.S. holder will generally be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if it were a U.S. holder. In lieu of the certificate described above, such a non-U.S. holder must provide us with a properly executed IRS Form W-8ECI or 4224 or successor form in order to claim an exemption from any applicable withholding tax. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

CONVERSION OF THE NOTES

     A non-U.S. holder generally will not be subject to U.S. federal income tax on the conversion of a note into common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share of common stock upon conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See "Sale, Exchange or Redemption of the Notes or Common Stock" below.

ADJUSTMENT OF CONVERSION PRICE

     The conversion price of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to non-U.S. holders of the notes. See "U.S. Holders -- Adjustment of Conversion Price" above. In such case, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock.

DISTRIBUTIONS ON COMMON STOCK

     Distributions on common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on common stock held by a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% (or lower treaty rate, if applicable) unless the dividend is effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder and, if required by a tax treaty, is attributable to a permanent establishment maintained in the U.S., in which case the dividend will be subject to U.S. federal income tax on net income that applies to U.S. persons generally (and with respect to corporate holders under certain circumstances, the branch profits tax). A non-U.S. holder may be required to satisfy certain requirements in order to claim a reduction of or exemption from withholding under the foregoing rules.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES OR COMMON STOCK

     A non-U.S. holder of a note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such note or common stock unless (i) such non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (ii) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder, (iii) the non-U.S. holder is subject to provisions of the Internal Revenue Code of 1986 applicable to certain U.S. expatriates, or (iv) in the case of a note or common stock held by a person who holds more than 5% of our stock, we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such non-U.S. holder held the common stock, a U.S. real property holding corporation for U.S. federal income tax purposes. We do not believe that we currently are a U.S. real property holding corporation or that we will become one in the future.

U.S. FEDERAL ESTATE TAX

     The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The notes will not be U.S. situs property as long as interest on the notes paid immediately before the death of the holder would have qualified as portfolio interest, exempt from withholding tax as described above under "Special Tax Rules Applicable to non-U.S. holders-- Taxation of Interest." Because we are a U.S. corporation, our common stock will be U.S. situs property, and therefore, will be included in the taxable estate of nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In the case of payments of interest on a note to a non-U.S. holder, Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither we nor our paying agent has actual knowledge that the holder is a U.S. holder or that the conditions of any other exemption are not in fact satisfied).

     Dividends on common stock paid to non-U.S. holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting.

     Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a U.S. broker or a foreign broker that is a controlled foreign corporation within the meaning of the Internal Revenue Code of 1986 or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S., are currently subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a non-U.S. holder and no actual knowledge that such evidence is false and certain other conditions are met. Temporary Treasury Regulations indicate that such payments are not currently subject to backup withholding.

     Under current Treasury Regulations, payments of the proceeds of a sale of a note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a non-U.S. holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder of a note or common stock will be allowed as a credit against such holder's U.S. federal income tax, if any, or will be otherwise refundable provided that the required information is furnished to the IRS in a timely manner.

     The Treasury Regulations permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. A non-U.S. holder of a note or common stock should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available.

     THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON STOCK INTO WHICH THE NOTES MAY BE CONVERTED. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING OR DISPOSING OF OUR NOTES AND COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                        DESCRIPTION OF WASTE CONNECTIONS,
                      MANAGEMENT AND ADDITIONAL INFORMATION

     A description of Waste Connections, and information relating to executive compensation, various benefit plans, voting securities and the principal holders of voting securities, relationships and related transactions and other related matters as to Waste Connections is incorporated by reference or set forth in Waste Connections' Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated into this prospectus by reference. Stockholders desiring copies of such documents may contact Waste Connections at our address or phone number indicated under "Incorporation by Reference."

                                  LEGAL MATTERS

     Some legal matters with respect to the validity of the notes offered by this prospectus and the common stock issuable upon conversion of the notes are being passed upon for Waste Connections by Shartsis, Friese & Ginsburg LLP, San Francisco, California.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C., as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's website at "http://www.sec.gov." In addition, we make our reports on Form 10-K, 10-Q and 8-K available on our internet website free of charge as soon as reasonably practicable after we file them with the SEC. Our internet website address is http:wasteconnections.com.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering:

     o  Annual Report on Form 10-K for the year ended December 31, 2002;

     o  Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

     o  Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

     o  Quarterly Report on Form 10-Q for the quarter ended September 30, 2003;

     o  Report on Form 8-K filed on April 23, 2003;

     o  Report on Form 8-K filed on April 29, 2003;

     o  Report on Form 8-K filed on July 23, 2003;

     o  Report on Form 8-K/A filed on July 23, 2003;

     o  Report on Form 8-K filed on September 18, 2003.

     o  Report on Form 8-K filed on October 23, 2003.

     o  Report on Form 8-K filed on October 23, 2003.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                               INVESTOR RELATIONS
                             WASTE CONNECTIONS, INC.
                         35 IRON POINT CIRCLE, SUITE 200
                                FOLSOM, CA 95630
                                 (916) 608-8200

     This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement and the registration statement. We have not authorized anyone to provide you with different information. You should assume that the information in this prospectus and any prospectus supplement is accurate only as of the date on the front of the document. Our business, financial condition, results of operations and prospects may have changed since that date. Any material changes that we do not disclose in a supplement to this prospectus will be incorporated by reference to future filings with the SEC.

===============================================================   ==================================================================

YOU SHOULD RELY ONLY ON THE INFORMATION IN THIS PROSPECTUS.
WASTE CONNECTIONS HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH
INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS.
THIS PROSPECTUS IS NOT AN OFFER TO SELL, AND IT DOES NOT SEEK
AN OFFER TO BUY, THESE SECURITIES IN ANY JURISDICTION WHERE THE                        [WASTE CONNECTIONS LOGO]
OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS
PROSPECTUS IS CURRENT ONLY AS OF THE DATE OF THIS PROSPECTUS.
ANY MATERIAL CHANGES THAT WE DO NOT DISCLOSE IN A SUPPLEMENT TO
THIS PROSPECTUS WILL BE INCORPORATED BY REFERENCE TO FUTURE
FILINGS WITH THE SEC.












                                                                                             $175,000,000








                                TABLE OF CONTENTS

                                                           PAGE
Summary...................................................    4
Risk Factors..............................................    7                              PROSPECTUS
Use of Proceeds...........................................   16
Price Range of Common Stock...............................   16
Dividend Policy...........................................   16
Selling Holders...........................................   16
Plan of Distribution......................................   19
Description of Notes......................................   20
Description of Capital Stock..............................   33
Certain United States Federal Income Tax
 Considerations...........................................   36
Description of Waste Connections, Management and
 Additional Information...................................   44
Legal Matters.............................................   44
Experts...................................................   44
Where You Can Find More Information.......................   44
Incorporation by Reference................................   44

===============================================================   ==================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

              SEC Registration Fee..........................     $    16,100
              Printing Expenses*............................         150,000
              Accounting Fees and Expenses*.................         300,000
              Legal Fees and Expenses*......................         150,000
              Credit Rating Expenses........................         150,000
                                                                 -----------
              Total*........................................     $   766,100
                                                                 ===========
----------

* Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation provides that a director will not be personally liable to Waste Connections or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     o for any breach of the director's duty of loyalty to the corporation or its stockholders,

     o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     o under Section 174 of the Delaware General Corporation Law (the "Delaware Law"), which concerns unlawful payments of dividends, stock purchases or redemptions, or

     o for any transaction from which the director derived an improper personal benefit.

     If the Delaware Law is subsequently amended to permit further limitation of the personal liability of directors, the liability of a director of Waste Connections will be eliminated or limited to the fullest extent permitted by the Delaware Law as amended.

     Section 145(a) of the Delaware Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

     Section 145(b) of the Delaware Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145(c) of the Delaware Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     Section 145(d) of the Delaware Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority of the directors who were not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

     Section 145(e) of the Delaware Law provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in
Section 145. Such expenses (including attorneys' fees) incurred by former officers and directors or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

     Section 145(f) of the Delaware Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     Section 145(g) of the Delaware Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

     Section 145(j) of the Delaware Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Pursuant to Section 145 of the Delaware Law, Waste Connections has purchased insurance on behalf of its present and former directors and officers against any liability asserted against or incurred by them in such capacity or arising out of their status as such. Waste Connections has entered into indemnification agreements with each of its directors and officers providing for mandatory indemnification and advancement of expenses to the maximum extent permitted by the Delaware Law.

ITEM 16.  EXHIBITS

       EXHIBIT
        NUMBER                  DESCRIPTION OF EXHIBITS
        ------                  -----------------------

         4.1* Form of Note for Waste Connections, Inc.'s Floating Rate Convertible Subordinated Notes Due 2022

         4.2* Indenture between Waste Connections, Inc., as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee, dated as of April 30, 2002

         4.3* Purchase Agreement between Waste Connections, Inc. and Deutsche Bank Securities Inc. dated April 26, 2002

         4.4* Registration Rights Agreement between Waste Connections, Inc. and Deutsche Bank Securities Inc. dated as of April 30, 2002

         5.1*     Opinion of Shartsis, Friese & Ginsburg LLP

         12.1 Statement regarding computation of ratio of earnings to fixed charges

         23.1*    Consent of Shartsis, Friese & Ginsburg LLP (included in
                  Exhibit 5.1)

         23.2     Consent of Ernst & Young LLP, Independent Auditors

         24.1* Power of Attorney (included in Part II of the Registration Statement under the caption "Signatures")

         25*      Statement of Eligibility of Trustee

* Previously filed

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that provisions (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those provisions is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

          (4) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (5) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Folsom, State of California, on December 23, 2003.

                                      WASTE CONNECTIONS, INC.




                                      By: /s/      RONALD J. MITTELSTAEDT
                                          --------------------------------------
                                                   Ronald J. Mittelstaedt
                                             PRESIDENT, CHIEF EXECUTIVE OFFICER
                                                        AND CHAIRMAN

     Such person whose signature appears below hereby appoints Ronald J. Mittelstaedt and Steven F. Bouck, and each of them, each of whom may act without joinder of the other, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to execute in the name and on behalf of such person any amendment or any post-effective amendment to this registration statement, and any registration statement relating to any offering made in connection with the offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he or she might or could to in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 23, 2003.

            SIGNATURE                       TITLE                    DATE
            ---------                       -----                    ----

/s/    RONALD J. MITTELSTAEDT*    President, Chief Executive   December 23, 2003
-------------------------------      Officer and Chairman
       Ronald J. Mittelstaedt

/s/      EUGENE V. DUPREAU*        Director and Regional Vice  December 23, 2003
-------------------------------    President--Western Region
          Eugene V. Dupreau

/s/      MICHAEL W. HARLAN*                Director            December 23, 2003
-------------------------------
          Michael W. Harlan

/s/      WILLIAM J. RAZZOUK*               Director            December 23, 2003
-------------------------------
         William J. Razzouk

/s/       ROBERT H. DAVIS*                 Director            December 23, 2003
-------------------------------
           Robert H. Davis

/s/       STEVEN F. BOUCK*       Executive Vice President and  December 23, 2003
-------------------------------     Chief Financial Officer
           Steven F. Bouck

/s/        DAVID G. EDDIE*           Vice President--Public    December 23, 2003
-------------------------------     Reporting and Compliance
           David G. Eddie

/s/       *STEVEN F. BOUCK
          Attorney-in-Fact

                                  EXHIBIT INDEX

       EXHIBIT
        NUMBER                  DESCRIPTION OF EXHIBITS
        ------                  -----------------------

         4.1* Form of Note for Waste Connections, Inc.'s Floating Rate Convertible Subordinated Notes Due 2022

         4.2* Indenture between Waste Connections, Inc., as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee, dated as of April 30, 2002

         4.3* Purchase Agreement between Waste Connections, Inc. and Deutsche Bank Securities Inc. dated April 26, 2002

         4.4* Registration Rights Agreement between Waste Connections, Inc. and Deutsche Bank Securities Inc. dated as of April 30, 2002

         5.1*     Opinion of Shartsis, Friese & Ginsburg LLP

         12.1 Statement regarding computation of ratio of earnings to fixed charges

         23.1*    Consent of Shartsis, Friese & Ginsburg LLP (included in
                  Exhibit 5.1)

         23.2     Consent of Ernst & Young LLP, Independent Auditors

         24.1* Power of Attorney (included in Part II of the Registration Statement under the caption "Signatures")

         25*      Statement of Eligibility of Trustee

* Previously filed